Filed by USA Rare Earth, Inc.

Commission File No.: 001-41711

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Texas Mineral Resources Corp.

Commission File No.: 0-53482

As previously announced, on March 4, 2026, USA Rare Earth, Inc. (“USAR” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Texas Mineral Resources Corp. (“TMRC”), Hamer Merger Sub, Inc., a wholly owned subsidiary of USAR (“Merger Sub 1”) and Hamer Merger Sub, LLC, a wholly owned subsidiary of USAR (“Merger Sub 2”). Pursuant to the Merger Agreement, TMRC will enter into a series of mergers with Merger Sub 1 and Merger Sub 2 that will result in the business of TMRC being held by a wholly owned subsidiary of USAR, and the common stock of TMRC, par value $0.01 per share, being converted into the right to receive an aggregate of 3,823,328 shares of USAR common stock as merger consideration (collectively, the “Transaction”).

Set forth below is a Current Report on Form 8-K filed by USAR on July 20, 2026:

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 19, 2026

USA Rare Earth, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41711	98-1720278
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 W. Airport Road, Stillwater, OK 74075

(Address of Principal Executive Offices) (Zip Code)

(813) 867-6155

(Registrant’s telephone number, including area code)

Not applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

 Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001	USAR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

Chief Executive Officer Transition

On July 19, 2026, USA Rare Earth, Inc. (“USAR” or the “Company”), announced that Barbara Humpton will retire as Chief Executive Officer and as a director of the Company, effective on October 1, 2026 (the “Separation Date”).

In connection with her retirement, Ms. Humpton entered into a retirement agreement with the Company, dated as of July 19, 2026 (the “Retirement Agreement”). Ms. Humpton’s 219,329 restricted stock units that, pursuant to the award’s original terms, are scheduled to vest on October 1, 2026, will vest on such date, and she will receive a pro-rated portion of her 2026 annual bonus in the amount of $500,000 based on the level of performance achieved, in each case, subject to Ms. Humpton’s execution and non-revocation of a general release of claims in favor of the Company, continued employment until the Separation Date and compliance with the other terms of the Retirement Agreement. The Retirement Agreement also includes customary provisions, including non-disparagement, non-solicitation, cooperation in certain matters, return of employer’s property and confidentiality obligations.

Ms. Humpton’s retirement as Chief Executive Officer was not due to any disagreement with the Company or any matter relating to the Company’s operations, policies or practices.

The foregoing description of the Retirement Agreement is qualified in its entirety by the Retirement Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

On July 19, 2026, the Company’s Board of Directors (the “Board”) approved appointing Thrasyvoulos Moraitis, age 63, and current CEO of the Serra Verde Group (“Serra Verde”), as Chief Executive Officer of the Company on October 1, 2026, or if later, upon the closing of the previously announced business combination between the Company and Serra Verde (the “Serra Verde Merger” and the later date, the “Joining Date”). Mr. Moraitis was previously announced as the intended President of the Company upon the closing of the Serra Verde Merger and will serve as President of the Company from such closing until October 1, 2026 (if closing occurs sooner). Mr. Moraitis has served as CEO of the Serra Verde Group since January 2023.

Prior to joining Serra Verde, Mr. Moraitis was the co-founder of X2 Resources and served on the Executive Committee of Xstrata, led by CEO Sir Mick Davis, ultimately selling it to Glencore in 2013. At Xstrata he was responsible for strategic development, post-acquisition integration, leadership development, external affairs and investor relations as well as Xstrata’s technology business. While at Xstrata, he was involved in some 40 transactions. Mr. Moraitis began his career in the early 1980s as an engineer on the South African gold mines of General Mining Union Corporation (Gencor), followed by a series of entrepreneurial activities and, prior to joining Xstrata, was a global partner at the Monitor Group, a global advisory and merchant banking group. Mr. Moraitis was previously the Chief Development Officer and a member of the Executive Board of EuroChem Group AG, a global fertilizer company and, prior to this, an Executive Director at Brilliant Planet, a growth company developing a scalable method for producing microalgae for food solutions and carbon sequestration.

In connection with his appointment, Mr. Moraitis entered into agreed terms with the Company on July 19, 2026 (the “CEO Terms”), which will be further memorialized as a side letter to his Employment Letter Agreement (as defined below). Pursuant to the CEO Terms, Mr. Moraitis will serve as Chief Executive Officer of the Company from the Joining Date through December 31, 2028 (or a correspondingly later date if the Serra Verde Merger is delayed) (the “Term”), unless the Term is mutually extended. During the Term, he will receive a base salary of CHF 822,000 per annum. He will be eligible for an annual bonus of 166% of his current base salary with Serra Verde, pro-rated for the period from the beginning of 2026 to the Joining Date, and an annual bonus with a target opportunity of 100% of base salary and a maximum of 200% of base salary, pro-rated for the period from the Joining Date until the end of 2026. In respect of the remainder of 2026 and 2027, he will also receive an award of restricted stock units with a value of $5 million (reflecting an annual value of $4 million) to be granted on or shortly after the Joining Date. The award will vest in equal annual installments over a three-year period from the grant date, subject to his continued employment, generally subject to acceleration on “Separation from Service” (as defined in Section 409A of the US Internal Revenue Code) on or after age 65 or as a “Good Leaver” (as defined in his existing employment agreement with Serra Verde). He will not receive any additional equity grants in 2027.

In furtherance of Mr. Moraitis’s recruitment and to incentivize him to lead and remain with the Company during this critical stage of the Company’s development, Mr. Moraitis will receive an “inducement award,” consisting of (i) restricted stock units with a value of $1.5 million vesting in equal annual installments over two years, subject to his continued employment, with acceleration on Separation from Service on or after age 65, or as a Good Leaver, and (ii) performance stock units with a target value of $6.5 million vesting on December 31, 2028 subject to the achievement of meaningful financial, operational and strategic milestones and his continued employment, with acceleration on Separation from Service on or after age 65, as a Good Leaver or due to death or disability, provided the Board determines that the milestones are achieved.

In addition, in lieu of certain Good Leaver benefits provided for in his employment agreement that he has agreed to forfeit, he will receive a “make-whole” award of restricted stock units with a value of $4 million, 50% of which will be settled on his Separation from Service on or after age 65 (or if earlier as a Good Leaver), and the remaining 50% on the one-year anniversary of Separation from Service. Mr. Moraitis will be entitled to a prorated bonus and certain continued medical benefits upon certain terminations, but he will not be entitled to any additional severance benefits, other than a four-month notice period (or pay in lieu thereof) in accordance with Swiss law. Mr. Moraitis will receive reasonable tax planning support, and up to $10,000 for legal fees incurred in connection with the negotiation of the CEO Terms and the side letter.

The CEO Terms supplement the letter agreement entered into on April 19, 2026 which, as described in the Company’s preliminary proxy statement relating to the Serra Verde Merger filed on May 13, 2026, as supplemented on June 15, 2026 and July 16, 2026 and as may be further supplemented or amended from time to time, amends Mr. Moraitis’s pre-existing employment agreement with Serra Verde, both of which will remain in effect, save as amended by the CEO Terms (the employment agreement as in effect prior to the CEO Terms, “Employment Letter Agreement”).

The foregoing description of the CEO Terms is qualified in its entirety by reference to the intended new side letter with Mr. Moraitis, which will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the six months ended June 30, 2026.

There are no family relationships between Mr. Moraitis and any Company director or executive officer, and except as otherwise described herein there are no arrangements or understandings between Mr. Moraitis and any other person pursuant to which he was selected as an officer. Except as otherwise described herein, Mr. Moraitis is not a party to any current or proposed transaction with the Company for which disclosure is required under Item 404(a) of Regulation S-K.

Appointment of Executive Chair

On July 19, 2026, the Board appointed Michael Blitzer, age 49, as the Executive Chair of the Board (the “Executive Chair”) to keep the Board and management closely aligned on the Company’s growth strategy, operating priority and delivery against key milestones, to support the Company’s ongoing strategic transactions, including the Serra Verde Merger, proposed transactions with Carester SAS, a French société par actions simplifiée, (“Carester”) and Texas Mineral Resources Corp., a Delaware corporation, to support the leadership changes disclosed in this Current Report on Form 8-K and to reflect the central role he plays in setting the Company’s strategic direction, anchoring its vision to build a global mine-to-magnet value chain and identifying organic and inorganic growth opportunities.

Mr. Blitzer has served as Chairman of the Board of the Company since March 2023. He served as CEO of Inflection Point Acquisition Corp. II from March 2023 until March 2025. Mr. Blitzer currently serves on the board of directors of Intuitive Machines, Inc. and Merlin Labs, Inc. He has served as the Chairman and CEO of Inflection Point Acquisition Corp. III since October 2024, as the Chairman and CEO of Inflection Point Acquisition Corp. V since September 2025, as the Chairman of Inflection Point Acquisition Corp. VI since December 2025, and as the Chairman and CEO of Inflection Point Asset Management since 2024. Previously, Mr. Blitzer was the founder and CEO of Kingstown Capital Management from 2004 until 2021. Mr. Blitzer began his Wall Street career at J.P. Morgan Securities in 1999 advising companies globally in private debt and equity capital raises followed by work at the investment fund Gotham Asset Management.

In connection with the appointment of Mr. Blitzer as the Executive Chair, Mr. Blitzer resigned from his roles as a member of the Compensation Committee and the Nominating and Governance Committee.

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In connection with his appointment, Mr. Blitzer entered into an agreement dated July 19, 2026 (the “Executive Chair Agreement”). Under the terms of the Executive Chair Agreement, Mr. Blitzer will receive an annual cash retainer of $170,000 and annual grants of restricted stock units with a value of $2.53 million which will vest in equal annual installments over a three-year period, with the value of the first such annual award pro-rated to reflect the period remaining until the Company’s 2027 annual meeting of stockholders (and reduced by the restricted stock units he already received for the current year), resulting in a grant of 133,353 restricted stock units in the first grant. In addition, he received a one-time grant of 31,427 restricted stock units in recognition of his central role in setting the Company’s strategic direction. The vesting of the restricted stock units is subject to his continued services as Executive Chair, subject to acceleration on termination without cause or resignation for good reason or if he is not reappointed at the 2027 or 2028 annual meeting (unless he voluntarily decides not to be reappointed) or on the date of the 2029 annual meeting if the term is not extended). The first annual award and the one-time award were granted on July 19, 2026. Mr. Blitzer will not receive any additional cash or equity compensation under the Company’s Non-Employee Director Compensation Policy. The foregoing description of the Executive Chair Agreement is qualified in its entirety by the Executive Chair Agreement, a copy of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

There are no family relationships between Mr. Blitzer and any Company director or executive officer, and no arrangements or understandings between Mr. Blitzer and any other person pursuant to which he was selected as an officer. Except as disclosed in the Company’s definitive proxy statement filed on April 23, 2026 under the heading “Transactions with Related Persons,” which description is incorporated herein by reference, or as set forth in the Amended and Restated Lockup Agreement between the Company, Mr. Blitzer and Ms. Humpton, dated June 3, 2026, and filed as Exhibit 10.3 of this Current Report on Form 8-K, Mr. Blitzer is not a party to any transaction with the Company for which disclosure is required under Item 404(a) of Regulation S-K.

Cautionary Note Regarding Forward-Looking Statements

This report, including the exhibits filed hereto, contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include those relating to our financing arrangement with the U.S. Department of Commerce (the “DOC”), the proposed acquisition of Serra Verde, our business plans, strategy, goals and prospects, our plans for and prospects of our other acquisitions, investments and other business development activities, including the announced Carester and TMRC transactions and other statements regarding USAR’s expectations for future development, operations, strategies, transactions and financial performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. Words such as “aim,” “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “growth,” “intend,” “may,” “might,” “plan,” “potential,” “project,” “propose,” “should,” “target,” “vision,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

Forward-looking statements are subject to risks and uncertainties and potentially inaccurate assumptions that could cause actual results to differ materially from our expectations, including without limitation: risks that the proposed transactions with Serra Verde, Carester and TMRC may not be consummated on their anticipated timelines or at all; we may not realize the anticipated benefits of our proposed and prior acquisitions, including expected synergies, financial performance, estimated earnings before interest, taxes, depreciation and amortization and, in the case of Serra Verde, integration of operations, on the anticipated timeline or at all; the ability of our magnet manufacturing facility in Stillwater, Oklahoma (the “Stillwater facility”) or other future magnet manufacturing facilities to commence commercial operations on the timing and with the production capacity anticipated or at all; our limited operating history; our ability to commercially extract minerals from the Round Top deposit in Texas on our anticipated timeline or at all; risks that we may experience delays, unforeseen expenses, increased capital costs, and other complications in operating our business; our ability to raise necessary capital on acceptable terms or at all; potential dilution to existing stockholders and adverse effect on our stock price if we issue additional common stock or equity-linked securities; the volatility of our stock price; our ability to satisfy project milestones and other conditions to disbursement under our financing arrangement with the DOC on the anticipated timeline or at all; our dependence on continued governmental support for the DOC financing transactions, which remains subject to changes in laws, regulations, administrations and appropriations; extensive affirmative and negative covenants, domestic content and national security guardrail provisions and ongoing reporting obligations in the DOC financing agreements that restrict our operational and financial flexibility; the risk that defaults under the DOC funding agreements could trigger cross-defaults across our financing arrangements; the impact of the DOC’s equity interest in us on our ability to pursue strategic transactions and on our relationships with customers, suppliers, partners and other counterparties; the availability of rare earth oxide, metal feedstock and other materials, utilities (including power and water) and equipment in quantities and prices that allow us to develop and commercially operate our Stillwater facility and other facilities; our ability to meet individual customer specifications and manufacture a consistently high quality product; fluctuations in demand for and prices of our products, including without limitation as a result of dumping, predatory pricing and other tactics by our competitors or state actors or the overall competitive environment; our ability to achieve positive cash flow or profitability or the ability to access cash flow within our corporate structure due to restrictions contained in our financing agreements; our ability to convert current commercial discussions and/or memorandums of understanding with customers for the sale of our neo magnets and other products into definitive orders; geopolitical developments or disruptions, such as changes in the political environment, export/import or environmental policy of the People’s Republic of China, the United States or other countries in which we operate or sell products or otherwise; war, terrorism, natural disasters or public health emergencies; our ability to retain or recruit key personnel; environmental, health and safety regulations; and our ability to comply with requirements for federal, state and local government incentives and financing.

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Additional risks and detailed information regarding factors that may cause actual results to differ materially has been and will be included in our filings with the SEC. Any forward-looking statements speak only as of the date of this report (or such other date as is specified in such statements), and USAR undertakes no obligation to update any forward-looking statements as a result of new information or future events or developments, except to the extent required by law.

Additional Information and Where to Find It

In connection with the Serra Verde Merger, USAR filed the Preliminary Proxy Statement and, following SEC review, intends to file a definitive proxy statement (together with any amendments or supplements thereto, the “Proxy Statement”), to be distributed to USAR’s stockholders in connection with USAR’s solicitation of proxies for the vote by USAR’s stockholders with respect to the issuance of USAR common stock as merger consideration and other matters described in the Proxy Statement. SVRE’s shareholders approved the merger by written consent which was delivered concurrently with the signing of the merger agreement and will not receive a proxy statement or prospectus. USAR also plans to file with or furnish to the SEC other relevant documents regarding the Serra Verde Merger. After SEC review of the preliminary proxy statement is completed, the definitive Proxy Statement will be mailed to stockholders of USAR. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH OR FURNISHED TO THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Proxy Statement and other documents containing important information about USAR and the Serra Verde Merger, once such documents are filed with or furnished to the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with or furnished to the SEC by USAR will be available free of charge on USAR’s website at investors.usare.com or by contacting USAR’s Investor Relations department by email at IR@usare.com. The information included on, or accessible through, USAR’s website is not incorporated by reference into this communication.

Participants in the Solicitation

USAR and certain of its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in respect of the Serra Verde Merger.

Information about the directors and executive officers of USAR, including a description of their direct or indirect interests, by security holdings or otherwise, is contained in USAR’s Preliminary Proxy Statement. Any changes in the holdings of USAR’s securities by USAR’s directors or executive officers from the amounts described in the Preliminary Proxy Statement will be reflected in Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”) subsequently filed with the SEC and available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Proxy Statement when available.

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No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval on the Serra Verde Merger or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an applicable exemption therefrom.

Item 7.01 Regulation FD Disclosure

On July 20, 2026, the Company issued a press release announcing Ms. Humpton’s anticipated retirement, Mr. Moraitis’ intended appointment as Chief Executive Officer and Mr. Blitzer’s appointment as Executive Chair. A copy of the press release is furnished herewith as Exhibit 99.1. Ms. Humpton and Mr. Moraitis each sent communications to the Company’s employees regarding the leadership transition, furnished herewith as Exhibits 99.2 and 99.3, respectively.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1#	Retirement Agreement dated July 19, 2026 by and between USA Rare Earth, Inc. and Barbara Humpton.
10.2#	Executive Chair Agreement dated July 19, 2026 by and between USA Rare Earth, Inc. and Michael Blitzer.
10.3+	Amended and Restated Lockup Agreement dated June 3, 2026.
99.1	Press Release dated July 20, 2026, entitled USA Rare Earth Announces Leadership Transition.
99.2	Leadership Transition Employee Note dated July 20, 2026, by Barbara Humpton.
99.3	Leadership Transition Employee Note dated July 20, 2026, by Thrasyvoulos Moraitis.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

#	This document has been identified as a management contract or compensatory plan or arrangement.
+	Certain provisions and terms of this Exhibit have been redacted in accordance with Item 601(b)(10)(iv) of Regulation S-K because the Company customarily and actually treats that information as private or confidential and the omitted information is not material. The Company will supplementally provide a copy of an unredacted copy of this exhibit to the Securities and Exchange Commission or its staff upon request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 20, 2026

USA RARE EARTH, INC.

By:	/s/ Valerie Ford Jacob
	Name:	Valerie Ford Jacob
	Title:	Chief Legal Officer

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Exhibit 10.1

USA RARE EARTH, INC.

RETIREMENT AGREEMENT

This Retirement agreement (this “Retirement Agreement”) is entered into by Barbara Humpton (“Executive”) and USA Rare Earth, Inc. (the “Company”).

1. Executive’s Separation. Executive shall retire from the Company, and shall resign from each position Executive holds as a manager, director or officer of the Company or of any of its subsidiaries or affiliates, including from Executive’s position as a member of the Board of Directors of the Company, as of October 1, 2026 (the “Separation Date”). Effective as of the Separation Date, the Employment Agreement between the Company and Executive (the “Employment Agreement”), dated September 28, 2025, shall terminate, and neither the Company nor Executive shall have any further obligations thereunder, except as provided herein.

2. Accrued Obligations. The Company shall pay or provide to Executive (or to Executive’s authorized representative or estate) (i) Executive’s accrued but unpaid base salary through the Separation Date, which shall be paid within the time required by applicable law, but no later than 30 days following the Separation Date, (ii) reimbursement for all incurred but unreimbursed expenses for which Executive is entitled to reimbursement in accordance with the Employment Agreement, (iii) vested benefits to which Executive may be entitled pursuant to the terms of any plan or policy sponsored by the Company and (iv) any other amounts required by applicable law.

3. Restricted Stock Units and Prorated Bonus. Provided that Executive (i) executes this Retirement Agreement, (ii) executes the General Release attached hereto as Exhibit A on or after the Separation Date and returns a copy of the signed General Release to the Company so that it is received by the Company at 100 W Airport Road, Stillwater, Oklahoma 74075, Attn: Chief Legal Officer, Email: Valerie.jacob@usare.com, no later than the expiration of the Consideration Period (as defined in the General Release), (iii) does not revoke Executive’s acceptance of the General Release pursuant to Section 4 thereof, and (iv) remains employed through October 1, 2026 and satisfies the Continuing Obligations (as defined below), then:

(a)	Executive will be permitted to retain the 219,329 restricted stock units granted to Executive under the Company’s 2024 Omnibus Incentive Plan on the Separation Date that are scheduled to vest on such date, and such units will vest such date, and will be settled within 30 days following such vesting; and

(b)	The Company shall pay Executive $500,000 representing a prorated portion of Executive’s annual bonus, based on the number of days in 2026 completed through the Separation Date and the level of performance achieved, payable in a lump sum as soon as administratively practicable, and within 60 days, following the Separation Date.

On the Separation Date, Executive shall forfeit all other restricted stock units held by Executive except as expressly provided in this Section 3. Executive acknowledges and agrees that Executive is not eligible for or due any payments, equity, benefits, or notice other than as provided in this Retirement Agreement. Executive acknowledges and agrees that Executive is not eligible for or due any payments or benefits under the USA Rare Earth, Inc. Severance and Change of Control Protection Plan.

4. Return of Company Property. Executive will return all property belonging to the Company, including but not limited to: computers, computer equipment, and/or software; telephones or personal data assistants; other equipment; keys and/or access cards or devices; credit cards; books or other publications; board materials; current or prospective client, and/or customer lists or information; all Company-related emails, files, or folders on Executive’s personal computers or communication devices; and other business records such as memoranda, letters, email communications, lists of fees, personnel data, employee lists, salary and benefits information (other than relating to Executive), lists of suppliers and vendors, financial data, training materials, marketing plans, notes, records, reports, manuals, handbooks, forms, formulas, contracts, catalogs, instructions, and all other documentation (whether in draft or final and electronic or hard copy form) relating to the Company’s business, and any and all other documents containing proprietary information furnished to Executive by any representative of the Company or otherwise acquired or developed by Executive in connection with her employment with the Company, regardless of the manner in which Executive acquired possession of the documents or property (collectively, “Company Materials”). The Company Materials shall at all times be the property of the Company. Within five days of the Separation Date, Executive shall return to the Company and shall confirm to the Company that Executive has returned any and all Company Materials and any and all copies thereof which are in Executive’s possession, custody, or control, including Company Materials retained by Executive in Executive’s office, automobile, personal electronic devices, or at Executive’s home.

5. Continuing Obligations. Executive acknowledges that the confidentiality, non-solicitation, non-disparagement, non-hire and cooperation provisions to which Executive is subject pursuant to Section 5 of the Employment Agreement (“Continuing Obligations”) survive the termination of Executive’s employment in accordance with their terms and are reasonable and necessary to protect the legitimate business interests of the Company. Executive agrees Executive remains bound by and will continue to comply with such Continuing Obligations. Executive further represents and warrants that Executive has not divulged any confidential information of the Company without the Company’s consent. The Company acknowledges that the non-disparagement covenant in Section 5 of the Employment Agreement and the indemnification provisions in Section 16 of the Employment Agreement and the Indemnification Agreement between the Company and Executive (the “Indemnification Agreement”), survive the termination of Executive’s employment in accordance with their terms.

6. Cooperation. Executive agrees to cooperate fully and in good faith with the Company and/or the Released Parties (as defined in the General Release) and their respective legal counsel (including in-house counsel) in any matters that have or may result in a legal claim against the Company and/or in any investigation or other government action, including any of the foregoing in which the Company and/or the Executive is required to provide information (including testimony) whether or not a party thereto. This requires Executive, without limitation, to (a) make herself available upon reasonable request to provide information and assistance to the Company on such matters without additional compensation, except for Executive’s pre-approved out-of-pocket costs, and (b) notify the Company within three business days of any requests to Executive for information related to any pending or potential legal claim, investigation, or litigation involving the Company or with respect to which the Company is required or requested to provide information, reviewing any such request with a designated representative of the Company prior to disclosing any such information, and permitting the representative of the Company to be present during any communication of such information. Executive’s duty of cooperation will include, but not be limited to (i) meeting with the Company’s legal counsel (including in-house counsel) by telephone or in person at mutually convenient times and places in order to state truthfully Executive’s knowledge of matters at issue and recollection of events; (ii) appearing at the Company’s and/or its legal counsel’s request (including in-house counsel) (and, to the extent possible, at a time convenient to Executive that does not conflict with the needs or requirements of Executive’s then-current employer) as a witness at depositions or trials, without necessity of a subpoena, in order to state truthfully Executive’s knowledge of matters at issue; and (iii) signing at the Company’s and/or its legal counsel’s (including in-house counsel’s) request any declarations or affidavits that truthfully state matters of which Executive has knowledge.

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7. Governing Law and Forum Selection. The parties agree that this Retirement Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to its conflict or choice of laws principles. The parties further agree that the exclusive forum for resolution of any dispute arising out of or in connection with this Retirement Agreement, Executive’s employment with the Company, and/or the separation of Executive’s employment from the Company will be in a state or federal court of appropriate jurisdiction in Delaware.

8. Counterparts. This Retirement Agreement may be executed in one or more counterparts (including portable document format (.pdf) counterparts), each of which shall be deemed to be an original, but all of which together will constitute one and the same Retirement Agreement.

9. Severability. To the extent permitted by applicable law, the Company and Executive hereby agree that any term or provision of this Retirement Agreement that renders such term or provision or any other term or provision hereof invalid or unenforceable in any respect shall be severable and shall be modified or severed to the extent necessary to avoid rendering such term or provision invalid or unenforceable, and such modification or severance shall be accomplished in the manner that most nearly preserves the benefit of the parties’ bargain hereunder.

10. Headings; References; Interpretations. Section headings have been inserted for purposes of convenience and shall not be used for interpretive purposes. The words “hereof,” “herein” and “hereunder” and other compounds of the word “here” shall refer to the entire Retirement Agreement and not to any particular provision hereof. The use herein of the word “including” following any general statement, term or matter shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation”, “but not limited to”, or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter. The word “or” as used herein is not exclusive and is deemed to have the meaning “and/or.” All references herein to a law, agreement, instrument or other document shall be deemed to refer to such law, agreement, instrument or other document as amended, supplemented, modified and restated from time to time to the extent permitted by the provisions thereof. Neither this Retirement Agreement nor any uncertainty or ambiguity herein shall be construed against any party, whether under any rule of construction or otherwise. This Retirement Agreement has been reviewed by each of the parties and shall be construed and interpreted according to the ordinary meaning of the words used so as to fairly accomplish the purposes and intentions of the parties.

11. Entire Agreement. This Retirement Agreement, which incorporates the General Release, the Indemnification Agreement and the provisions of Sections 5 and 16 of the Employment Agreement that survive termination of employment pursuant to their terms, is the complete understanding between Executive and the Company regarding the subject matter hereof. It replaces any other agreements, representations or promises, written or oral.

[Remainder of Page Intentionally Left Blank]

3

IN WITNESS WHEREOF, the parties hereto have executed this Retirement Agreement with the intent to be legally bound.

Accepted by:

USA RARE EARTH, INC.

By:	/s/ Valerie Ford Jacob
Name:	Valerie Ford Jacob
Title:	Chief Legal Officer
Date:	July 19, 2026

EXECUTIVE

By:	/s/ Barbara Humpton
Name:	Barbara Humpton
Date:	July 19, 2026

Signature Page to Retirement Agreement

EXHIBIT A

GENERAL RELEASE OF CLAIMS

1. Release of Claims.

(a) As consideration for (and as a condition of) the payment to Barbara Humpton (“Executive”) of the consideration (and any portion thereof) referenced in Section 3 of the Retirement Agreement entered into by Executive and USA Rare Earth, Inc. (the “Company”) to which this General Release of Claims is attached (the “Retirement Agreement”), Executive, on behalf of Executive and Executive’s successors and anyone purporting to claim through or on behalf of Executive, hereby forever, fully and finally releases, acquits, and discharges the Company, and each of their respective parents, subsidiaries, and other affiliates and each of the foregoing entities’ respective past, present and future affiliates and subsidiaries and each of the foregoing entities’ respective predecessors, successors, shareholders, members, partners, officers, managers, directors, fiduciaries, employees, representatives, agents, and benefit plans (and the fiduciaries of such plans), in their personal and representative capacities (collectively, the “Released Parties” and each a “Released Party”), from liability for – and does hereby covenant and agree never to institute or cause to be instituted any lawsuit, arbitration or similar proceeding against any of the Released Parties based upon – claims, demands, losses, indebtedness, agreements, promises, causes of action, obligations, damages and liabilities of any nature whatsoever, in law or in equity, whether or not known, suspected or claimed, that Executive has ever had, has claimed to have, now has, or could have against any Released Party by reason of any act, event, occurrence, or thing existing or occurring on or before the date that Executive signs this General Release (the “Signing Date”), including any and all claims, demands, losses, indebtedness, agreements, promises, causes of action, obligations, damages and liabilities relating to Executive’s ownership of any interest in any Released Party, Executive’s employment with or engagement by any Released Party, Executive’s awards under any compensation or bonus plan or arrangement sponsored or maintained by any Released Party, or any other acts or omissions related to any matter existing or occurring on or prior to the Signing Date, including: (i) any alleged violation of any federal, state or local labor or employment law, including those relating to anti-discrimination and anti-retaliation, or any other local, state or federal law, regulation or ordinance, including, for the avoidance of doubt, Title VII of the Civil Rights Act of 1967, the Civil Rights Act of 1991, Sections 1981 through 1988 of Title 42 of the United States Code, the Employee Retirement Income Security Act of 1974 (with respect to unvested benefits), the Fair Labor Standards Act of 1938 (with respect to rights and claims that may be legally waived and released by private agreement), the Equal Pay Act of 1963, the Lilly Ledbetter Fair Pay Act of 2009, the Family and Medical Leave Act of 1993, the Americans with Disabilities Act of 1990, the Age Discrimination in Employment Act of 1967 (“ADEA”), the Older Worker Benefit Protection Act (“OWBPA”), the Genetic Information Nondiscrimination Act of 2008, the Rehabilitation Act of 1973, the Worker Adjustment and Retraining Notification Act of 1988, the Sarbanes-Oxley Act of 2002, the Equal Pay Act of 1963, the Immigration Reform and Control Act of 1986, the Occupational Safety and Health Act of 1970, the Fair Credit Reporting Act of 1970, the Oklahoma Anti-Discrimination Act, the Oklahoma Minimum Wage Act, retaliation claims under the Oklahoma Administrative Workers’ Compensation Act, retaliation claims under the Oklahoma Workers’ Compensation Act, the Texas Labor Code, including the Texas Payday Act, the Texas Anti-Retaliation Act, Chapter 21 of the Texas Labor Code, and the Texas Whistleblower Act, the Florida Civil Rights Act of 1992, the Florida Whistleblower’s Act, the Florida Worker’s Compensation Law, the Florida Minimum Wage Act, the Florida General Labor Regulations, all including any amendments and their respective implementing regulations; and any federal, state or local wage and hour law; (ii) any public policy, contract, tort, or common law claim, including any claim for defamation, emotional distress, fraud or misrepresentation of any kind, promissory estoppel, breach of any implied duty of good faith and fair dealing, breach of implied or express contract, breach of fiduciary duty or wrongful discharge; (iii) any allegation for costs, fees, or other expenses including attorneys’ fees incurred in, or with respect to, any Released Claims (as defined below); (iv) any claim, whether direct or derivative, arising from, or relating to, Executive’s status as a holder of any shares or interests in any Released Party; (v) any and all rights, benefits or claims Executive may have under (A) the USA Rare Earth, Inc. Severance and Change of Control Protection Plan, the USA Rare Earth, Inc. 2024 Omnibus Incentive Plan, any employment agreement, incentive plan, bonus agreement, or award agreement, or otherwise with respect to any amount owed on or before the Signing Date or (B) any other agreement, plan or arrangement with, or sponsored or maintained by, any Released Party; and (vi) any claim for compensation or benefits of any kind through the Signing Date (collectively, the “Released Claims”); provided that the Released Claims do not include the Executive’s rights to receive the compensation and benefits set forth in Section 3 of the Retirement Agreement or any of Executive’s rights under the Indemnification Agreement or under Sections 5 or 16 of the Employment Agreement. THIS GENERAL RELEASE INCLUDES MATTERS ATTRIBUTABLE TO THE SOLE OR PARTIAL NEGLIGENCE (WHETHER GROSS OR SIMPLE) OR OTHER FAULT, INCLUDING STRICT LIABILITY, OF ANY OF THE RELEASED PARTIES.

(b) The parties intend for this General Release to be interpreted and construed as broadly as it appears on its face and to the broadest and fullest extent permitted under applicable laws.

(c) This General Release requires Executive to abandon all claims or proceedings Executive has against the Released Parties, including those on appeal, if any. If Executive has previously filed a claim against any of the Released Parties in a court of law or initiated a claim or proceeding against or about any of the Released Parties, Executive hereby agrees and covenants to take all steps necessary to cause such claims or proceedings to be dismissed with prejudice within three business days of executing this General Release. If Executive fails to comply with Executive’s obligations under this General Release, Executive agrees to pay all of the Company’s costs and expenses (including reasonable attorneys’ fees) related to the defense of any claims covered by this General Release or any Released Party’s efforts to enforce the terms of this General Release, except that this covenant not to sue does not apply to claims under the OWBPA and the ADEA. Although Executive is releasing claims that Executive may have under the ADEA, Executive may challenge the knowing and voluntary nature of this release before an arbitrator, the Equal Employment Opportunity Commission, or any other federal, state, or local agency charged with the enforcement of any employment laws. This provision is not intended to preclude otherwise available recovery of attorneys’ fees or costs specifically authorized under applicable law.

(d) The foregoing release does not release or impair (i) any rights to vested benefits under an employee benefit plan of any Released Party that is subject to ERISA and that cannot be released pursuant to ERISA, (ii) any claims first arising after the Signing Date or (iii) Executive’s ability to file a claim for unemployment insurance or workers’ compensation benefits or any state disability insurance.

(e) KNOWN AND UNKNOWN CLAIMS. EXECUTIVE UNDERSTANDS THAT THIS GENERAL RELEASE WAIVES AND RELEASES ALL CLAIMS, WHETHER KNOWN OR UNKNOWN, BASED ON FACTS OR OMISSIONS OCCURRING ON OR BEFORE THE DATE THAT EXECUTIVE SIGNS THIS GENERAL RELEASE, EVEN IF EXECUTIVE DOES NOT HAVE KNOWLEDGE OF THOSE FACTS OR OMISSIONS AT THE TIME EXECUTIVE SIGNS THIS GENERAL RELEASE. Executive acknowledges that Executive may later discover claims or facts in addition to or different from those which Executive now knows or believes to exist with regards to the subject matter of this General Release, and which if known or suspected at the time of executing this General Release, may have materially affected its terms. Nevertheless, Executive waives any and all claims that might arise as a result of such different or additional claims or facts.

(f) Protected Rights and Disclosures. Further, nothing in this General Release prevents Executive from filing any non-legally waivable claim, including a challenge to the validity of this General Release, with the Equal Employment Opportunity Commission, the Securities and Exchange Commission, or other federal, state or local governmental agency or commission (collectively “Governmental Agencies”) or participating in (or cooperating with) any investigation or proceeding conducted by any Governmental Agency; however, Executive understands and agrees that, to the extent permitted by law, Executive is waiving any and all rights to recover any monetary or personal relief or recovery from the Released Parties as a result of such Governmental Agency proceeding or subsequent legal actions. Nothing herein waives (and the Released Claims shall not include) Executive’s right to receive an award for information provided to a Governmental Agency (including, for the avoidance of doubt, any monetary award or bounty from any governmental agency or regulatory or law enforcement authority in connection with any protected “whistleblower” activity), and nothing herein or in any other agreement between Executive and any Released Party shall prohibit or restrict Executive from (i) initiating communications directly with, cooperating with, providing information or making statements to, causing information to be provided to, or otherwise assisting in an investigation by, any Governmental Agency; (ii) responding to any inquiry or legal process directed to Executive from any Governmental Agency; (iii) testifying, participating or otherwise assisting in any action or proceeding by any Governmental Agency; (iv) making any disclosures that are protected under the whistleblower provisions of any applicable law; or (v) disclosing or discussing sexual harassment or sexual assault disputes, or any other unlawful or unsafe Company conduct or practices. Nothing in this General Release requires Executive to obtain prior authorization before engaging in any conduct described in the previous sentence or to notify any Released Party that Executive engaged in any such conduct.

2. Acceptance of this General Release; Consideration Period for Waiver of ADEA Rights. Executive understands that Executive may take 21 calendar days from the date this General Release is presented to Executive to consider whether to sign and accept this General Release, subject to the additional terms and conditions in Section 4 below. For Executive’s acceptance to be effective, Executive shall return Executive’s signed General Release to the Company so that it is received by the Company at 100 W Airport Road, Stillwater, Oklahoma 74075, Attn: Chief Legal Officer, Email: Valerie.jacob@usare.com. By signing this General Release, Executive acknowledges and agrees that Executive has been advised of and understands the following: (a) Executive has carefully read and fully understands all terms and conditions of this General Release; (b) Executive is receiving valid consideration for this General Release that is in addition to anything of value to which Executive is already entitled; (c) this General Release does not waive rights or claims that may arise after it is executed; (d) by signing this General Release, Executive is waiving and releasing rights and claims under the ADEA (as amended by the OWBPA); (e) Executive has been given the opportunity to consult with an attorney of Executive’s choice before signing this General Release; (f) Executive will be provided 21 calendar days following Executive’s receipt of this General Release to consider this General Release before accepting it (the “Consideration Period”), or Executive has freely and knowingly waived the right to consider this General Release for the full Consideration Period by executing the General Release before the expiration of the Consideration Period. Changes to this General Release, whether material or immaterial, do not restart the Consideration Period.

3. No Admission of Wrongdoing. Executive acknowledges that neither this General Release, nor the furnishing of the consideration for this General Release, shall be deemed or construed at any time to be an admission by any Released Party of any improper or unlawful conduct.

4. Effectiveness and Revocation of this General Release. Executive shall have an additional seven calendar days after signing and agreeing this General Release to revoke it (the “Revocation Period”). Executive may revoke Executive’s acceptance of this General Release by delivering a written statement during the Revocation Period to the Company’s Chief Legal Officer and Head of Human Resources, Email: legal@usare.com and hr@usarare.com, which clearly and unequivocally states that Executive is revoking Executive’s acceptance of this General Release and does not want to be bound by it. This General Release shall not become effective until 12:01 AM Central Standard Time on the eighth calendar day after the date on which Executive executes (and does not revoke) this General Release. If a notice of revocation is not received prior to the expiration of the Revocation Period, this General Release will take effect and will become irrevocable and binding.

5. Executive Acknowledgments; Advice to Consult with Legal Counsel. This is an important legal document. Executive is advised to consult with legal counsel of Executive’s choosing before signing this General Release.

(a) Executive acknowledges that Executive’s entry into this General Release (and non-revocation thereof) is a condition to Executive’s receipt of the consideration set forth in Section 3 of the Retirement Agreement, and that, in the absence of timely executing, returning, and not revoking this General Release and complying with its terms, Executive would not be entitled to receive such consideration (or any portion thereof).

(b) In entering into this General Release, Executive fully understands its binding effect of this General Release; the only promises made to Executive to sign this General Release are those stated in this General Release and the Retirement Agreement; Executive is signing this General Release knowingly, voluntarily and of Executive’s own free will; Executive relies on Executive’s own judgment in entering into this General Release and Executive has not relied on any representation or statement, written or oral, of any Released Party or Released Party’s agent that is not set forth in this General Release or the Retirement Agreement; and Executive understands and agrees to each of the terms of this General Release.

(c) This General Release and the releases and covenants contained herein shall be binding upon Executive, Executive’s heirs, executors, administrators, beneficiaries, trustees, successors, assigns, agents, and anyone purporting to claim through or on behalf of Executive. This General Release and the releases and covenants contained herein shall inure to the benefit of all Released Parties.

(d) Executive does not have and has not previously raised a claim of unlawful discrimination; retaliation; harassment; sexual harassment, abuse, assault, alleged criminal conduct, or other alleged unlawful employment practices or unlawful conduct against the Company or any of the Released Parties.

(e) Executive has reported to the Company any and all work-related injuries or occupational illnesses incurred by Executive during Executive’s employment with the Company.

(f) The Company properly provided any leave of absence because of Executive or Executive’s family member’s health condition or military service and Executive has not been subjected to any improper treatment, conduct or actions due to a request for or taking such leave.

(g) Executive has not engaged in any unlawful conduct related to the business of the Company.

(h) Executive has had the opportunity to provide the Company with written notice of any and all concerns regarding suspected ethical and compliance issues or violations on part of the Company.

(i) There has been no assignment or other transfer of any interest in any claim that Executive may have against the Released Parties, or any of them, and Executive agrees to indemnify and hold the Released Parties, and each of them, harmless from any liability, claims, demands, damages, costs, expenses and attorneys’ fees incurred by the Released Parties, or any of them, as the result of any such assignment or transfer or any rights or claims under any such assignment or transfer. This indemnity does not require payment as a condition precedent to recovery by the Released Parties against Executive under this indemnity.

6. Governing Law and Forum Selection. The parties agree that this General Release shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to its conflict or choice of laws principles. The parties further agree that the exclusive forum for resolution of any dispute arising out of or in connection with this General Release, Executive’s employment with the Company, and/or the separation of Executive’s employment from the Company will be in a state or federal court of appropriate jurisdiction in Delaware.

7. Counterparts. This General Release may be executed in one or more counterparts (including portable document format (.pdf) counterparts), each of which shall be deemed to be an original, but all of which together will constitute one and the same General Release.

8. Severability. To the extent permitted by applicable law, the Company and Executive hereby agree that any term or provision of this General Release that renders such term or provision or any other term or provision hereof invalid or unenforceable in any respect shall be severable and shall be modified or severed to the extent necessary to avoid rendering such term or provision invalid or unenforceable, and such modification or severance shall be accomplished in the manner that most nearly preserves the benefit of the parties’ bargain hereunder.

9. Headings; References; Interpretations. Section headings have been inserted for purposes of convenience and shall not be used for interpretive purposes. The words “hereof,” “herein” and “hereunder” and other compounds of the word “here” shall refer to the entire General Release and not to any particular provision hereof. The use herein of the word “including” following any general statement, term or matter shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation”, “but not limited to”, or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter. The word “or” as used herein is not exclusive and is deemed to have the meaning “and/or.” All references herein to a law, agreement, instrument or other document shall be deemed to refer to such law, agreement, instrument or other document as amended, supplemented, modified and restated from time to time to the extent permitted by the provisions thereof. Neither this General Release nor any uncertainty or ambiguity herein shall be construed against any party, whether under any rule of construction or otherwise. This General Release has been reviewed by each of the parties and shall be construed and interpreted according to the ordinary meaning of the words used so as to fairly accomplish the purposes and intentions of the parties.

10. Entire Agreement. This General Release, which incorporates the Retirement Agreement, the Indemnification Agreement and the provisions of Sections 5 and 16 of the Employment Agreement that survive termination of employment pursuant to their terms, is the complete understanding between Executive and the Company regarding the subject matter hereof. It replaces any other agreements, representations or promises, written or oral.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this General Release with the intent to be legally bound.

Accepted by:

USA RARE EARTH, INC.

By:

Name:
Title:
Date:

EXECUTIVE

By:

Name:
Date:

Not valid if signed before the Separation Date

Exhibit 10.2

EXECUTIVE CHAIR AGREEMENT

This Executive Chair Agreement (this “Agreement”) is entered into on July 19, 2026 (the “Effective Date”) by and between Michael Blitzer (the “Executive Chair”) and USA Rare Earth, Inc., a Delaware corporation (the “Company”) (collectively referred to as the “parties” or individually referred to as a “party”).

RECITALS

WHEREAS, the Executive Chair is presently serving in the capacity of non-employee director and Chairman on the Company’s Board of Directors (the “Board”);

WHEREAS, effective as of the Effective Date, the Company and the Executive Chair mutually desire for the Executive Chair, and the Board is hereby appointing the Executive Chair, to serve in the capacity of Executive Chair on the Board;

WHEREAS, the Executive Chair’s appointment as Executive Chair is in addition to his current service as a member of the Board; and

WHEREAS, on and following the Effective Date, the Executive Chair shall be eligible to receive the compensation provided pursuant to this Agreement in connection with the Executive Chair’s services hereunder.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Duties and Effort. The Company requires that the Executive Chair perform the duties customarily related to this function, including (a) advising the Company’s senior management, including the Chief Executive Officer of the Company, on matters of Company operations, (b) supporting the Company’s long-term corporate strategy and major capital allocation decisions, (c) assisting with strategic partnerships, government relations and key customer relationships, particularly in the United States, (d) supporting investor and capital markets engagement, (e) providing guidance and advising on acquisitions, financings and other strategic transactions, and (f) serving as a thought partner to management on key business initiatives, while remaining removed from day-to-day operational decision-making. In addition, the Executive Chair is required to continue to perform the duties required of him as non-employee director and Chairman of the Board, including (1) acting as Chair of the Board and stockholder meetings, (2) leading the Board and setting the Board’s agendas in coordination with senior management, (3) acting as liaison between the Company’s senior management and the Board and its committees, (4) as well as other customary duties as may be determined and assigned by the Board and as may be required by the Company’s governing instruments. The Executive Chair agrees to devote such time as is reasonably and customarily necessary to perform completely these duties to the Company, although the parties recognize that this is not expected to occupy the Executive Chair’s full business time and attention. The Executive Chair acknowledges that the Board may appoint a Lead Independent Director pursuant to its Corporate Governance Guidelines.

2. Term. The term of this Agreement shall commence as of the Effective Date and shall continue until the earliest of (a) appointment of a successor Board leader (not including the Lead Independent Director), (b) the date of the Company’s next annual general meeting of stockholders (“Annual Meeting”), or (c) upon his earlier death, incapacity, removal or resignation. Notwithstanding (b) in the foregoing, if the Executive Chair is validly elected by the Company’s stockholders as a director and reappointed by the Board as Executive Chair of the Board, the term will automatically renew until the next Annual Meeting, subject to (a) and (c) of the foregoing. The foregoing sentence shall apply with respect to the 2028 Annual Meeting with the intention that this Agreement shall remain in effect until the 2029 Annual Meeting, subject to (c) of this Section 2 (the “Term”). For the avoidance of doubt, the termination of this Agreement alone shall have no effect on the Executive Chair’s appointment as non-employee director on the Board and, if applicable, Chairman of the Board, and if the Board appoints a successor Board leader or the Board does not reappoint him as Executive Chair of the Board at the 2027 or 2028 Annual Meeting (other than as a result of the Executive Chair’s voluntary decision not to be so appointed), then the resulting termination of his Executive Chair role would be considered a termination without Cause for all purposes, including the awards granted pursuant to Section 4. If the Agreement remains in effect through the 2029 Annual Meeting and the parties do not extend the Agreement, the expiration of the Term on the 2029 Annual Meeting shall be considered a termination without Cause for all purposes, including the Awards granted pursuant to Section 4. During the Term, the Company will exercise commercially reasonable efforts to cause the Executive Chair to be nominated for election to the Board on an annual basis.

3. No Employment Relationship. This Agreement is not intended to create an employment relationship between the parties. Rather, it is the parties’ intention that the Executive Chair shall be an independent contractor of the Company. The Executive Chair shall be solely responsible for the payment or withholding of all federal, state, or local income taxes, social security taxes, unemployment taxes, and any and all other taxes relating to the compensation he earns under this Agreement. The Executive Chair shall not be eligible to participate in any of the Company’s employee benefit plans.

4. Compensation. For services to be rendered in his capacity as Executive Chair and non-employee director of the Board, the Company agrees to pay the Executive Chair the compensation set out below.

(a)	Cash Retainer. The Executive Chair shall receive an annual retainer of $170,000.

(b)	Annual Awards. The Executive Chair shall be automatically granted on the date of each Annual Meeting immediately following which he will continue to serve as the Executive Chair, pursuant to the USA Rare Earth, Inc. 2024 Omnibus Incentive Plan, as may be amended hereafter from time to time (the “Equity Plan”), a number of restricted stock units (rounded up to the nearest whole number) equal to $2,530,000 divided by the lesser of (i) the volume-weighted average price (“VWAP”) of the Company’s common stock over the thirty (30) day trading period ending on the grant date (or on the last preceding trading day if the grant date is not a trading day), and (ii) the closing price of a share of the Company’s common stock on the grant date (or on the last preceding trading day if the grant date is not a trading day) (the “Annual Awards”). The Annual Awards described in this Section shall be granted automatically and without further action or approval of the Compensation Committee of the Board.

(i)	Notwithstanding the above, the first Annual Award in respect of 2026 shall be granted on July 19, 2026, and shall be in respect of 133,353 restricted stock units, being the number of restricted stock units as determined above that is prorated (rounded up to the nearest whole number) by a fraction, the denominator of which is 365 and the numerator of which is (A) 365 minus (B) 46 (being the number of days in the period beginning on June 3, 2026 and ending with the Effective Date) (the “Proration Fraction”); then further offset by multiplying 6,438 (being the number of restricted stock units granted to the Executive Chair on June 3, 2026 (which shall remain outstanding pursuant to their current terms (and, for the avoidance of doubt, shall not be subject to any deferral)) by the Proration Fraction. Such Annual Award shall vest in equal annual installments over three years starting with the Effective Date subject to the Executive Chair’s continued services as Executive Chair through the vesting dates.

(ii)	The Annual Awards granted in 2027 and onwards will vest in equal annual installments over three years starting with the grant date subject to the Executive Chair’s continued services as Executive Chair through the vesting dates.

(c)	One-Time Award. The Executive Chair shall be granted on July 19, 2026, 31,427 restricted stock units, being the number of restricted stock units (rounded up to the nearest whole number) equal to $500,000 divided by the lesser of (i) the VWAP of the Company’s common stock over the thirty (30) day trading period ending on the grant date (or on the last preceding trading day if the grant date is not a trading day), and (ii) the closing price of a share of the Company’s common stock on the grant date (or on the last preceding trading day if the grant date is not a trading day) (the “One-Time Award”). The One-Time Award will vest in equal annual installments over three years starting with the grant date subject to the Executive Chair’s continued services as Executive Chair through the vesting dates.

(d)	Early Vesting. The Annual Awards and the One-Time Award (together, the “Awards”) will vest early upon termination of services as Executive Chair, if such termination is by the Board without “Cause” (including, for the avoidance of doubt, as a result of the Executive Chair’s death or disability) or resignation by the Executive Chair for “Good Reason” (as such terms are defined in the Company’s Severance and Change of Control Protection Plan).

(e)	Settlement. Any vested Awards hereunder will be settled upon the Executive Chair’s Separation from Service (as such term is defined in 409A).

(f)	No other compensation. The cash retainer and the Awards contemplated in this Section shall be in lieu of any compensation payable to the Executive Chair under the Company’s Non-Employee Director Compensation Policy.

5. Expenses. The Executive Chair shall be entitled to receive reimbursement for all reasonable, documented business expenses incurred by the Executive Chair in performing services hereunder, in accordance with the policies and procedures then in effect and established by the Company.

6. Restrictive Covenants.

(a)	Confidentiality. During the course of the Executive Chair’s services to the Company, the Executive Chair will have access to Confidential Information. For purposes of this Agreement, “Confidential Information” means all data, information, ideas, concepts, discoveries, trade secrets, inventions (whether or not patentable or reduced to practice), innovations, improvements, know-how, developments, techniques, methods, processes, treatments, drawings, sketches, specifications, designs, plans, patterns, models, plans and strategies, and all other confidential or proprietary information or trade secrets in any form or medium (whether merely remembered or embodied in a tangible or intangible form or medium) whether now or hereafter existing, relating to or arising from the past, current or potential business, activities and/or operations of the Company or any of its affiliates, including, without limitation, any such information relating to or concerning finances, sales, marketing, advertising, transition, promotions, pricing, personnel, customers, suppliers, vendors, and/or competitors. Subject to Sections 6(l) and 5(m) below, the Executive Chair agrees that the Executive Chair shall not, directly or indirectly, use, make available, sell, disclose or otherwise communicate to any person, other than in the course of the Executive Chair’s assigned duties and for the benefit of the Company, either during his services on the Board or at any time thereafter, any Confidential Information or other confidential or proprietary information received from third parties subject to a duty on the Company’s and its subsidiaries’ and affiliates’ part to maintain the confidentiality of such information, and to use such information only for certain limited purposes, in each case, which shall have been obtained by the Executive Chair during the Executive Chair’s services on the Board. The foregoing shall not apply to information that (i) was known to the public prior to its disclosure to the Executive Chair; (ii) becomes generally known to the public subsequent to disclosure to the Executive Chair through no wrongful act of the Executive Chair or any representative of the Executive Chair; or (iii) the Executive Chair is required to disclose by applicable law, regulation or legal process (provided that the Executive Chair provides the Company with prior notice of the contemplated disclosure and cooperates with the Company at its expense in seeking a protective order or other appropriate protection of such information).

(b)	Noncompetition. The Executive Chair acknowledges that (i) the Executive Chair performs services of a unique nature for the Company that are irreplaceable, and that the Executive Chair’s performance of such services to a competing business will result in irreparable harm to the Company, (ii) the Executive Chair has had and will continue to have access to trade secrets and other confidential information of the Company and its subsidiaries, which, if disclosed, would unfairly and inappropriately assist in competition against the Company or any of its subsidiaries, (iii) in the course of the Executive Chair’s employment by or service to a competitor, the Executive Chair would inevitably use or disclose such trade secrets and confidential information, (iv) the Company and its affiliates have substantial relationships with their customers and the Executive Chair has had and will continue to have access to these customers, and (v) the Executive Chair has generated and will continue to generate goodwill for the Company and its subsidiaries in the course of the Executive Chair’s services on the Board. Accordingly, during the Executive Chair’s services on the Board and for six months following termination of services as the Executive Chair, the Executive Chair agrees that the Executive Chair will not, directly or indirectly, own, manage, operate, control, be employed by (whether as an employee, consultant, independent contractor or otherwise, and whether or not for compensation) or render services to any person, firm, corporation or other entity, in whatever form, engaged in competition with the Company or any of its subsidiaries or in any other material business in which the Company or any of its subsidiaries is engaged or in which they have planned to be engaged. Notwithstanding the foregoing, nothing herein shall prohibit the Executive Chair from being a passive owner of not more than one percent (1%) of the equity securities of a publicly traded corporation engaged in a business that is in competition with the Company or any of its subsidiaries, so long as the Executive Chair has no active participation in the business of such corporation. For the avoidance of doubt, the six-month period shall commence when the Executive Chair ceases acting as Executive Chair even if the Executive Chair remains on the Board as a non-employee director.

(c)	Non-solicitation.

(i)	During the Executive Chair’s services as Executive Chair and for a period of twelve (12) months thereafter, the Executive Chair agrees that the Executive Chair shall not, except in the furtherance of the Executive Chair’s duties hereunder, directly or indirectly, individually or on behalf of any other person, firm, corporation or other entity, solicit, aid or induce any individual or entity that is an established customer or supplier of the Company or any of its subsidiaries with whom the Executive Chair had material contact or about whom the Executive Chair obtained Confidential Information during the twelve (12)-month period immediately prior to the termination of the Executive Chair’s services as Executive Chair for any reason, to purchase goods or services then sold by the Company or any of its subsidiaries from another person, firm, corporation or other entity, or stop supplying or purchasing, as applicable, or decrease the amount of goods, materials or services being supplied to or purchased from the Company or any of its subsidiaries, as applicable. For the avoidance of doubt, the 12-month period shall commence when the Executive Chair ceases acting as Executive Chair even if the Executive Chair remains on the Board as a non-employee director.

(ii)	During the Executive Chair’s services as Executive Chair and for a period of twelve (12) months thereafter, the Executive Chair agrees that the Executive Chair shall not, except in the furtherance of the Executive Chair’s duties hereunder, directly or indirectly, individually or on behalf of any other person, firm, corporation or other entity, solicit, aid or induce any employee, consultant or individual independent contractor of the Company or any of its subsidiaries to leave such employment or retention or to accept employment with or render services to or with any other person, firm, corporation or other entity or hire or retain any such employee, consultant or individual independent contractor, or take any action to materially assist or aid any other person, firm, corporation or other entity in identifying, hiring or soliciting any such employee, consultant or individual independent contractor. Any person described in this Section 6(c)(ii) shall be deemed covered by this Section 6(c)(ii) while so employed or retained and for a period of six (6) months thereafter. For the avoidance of doubt, the 12-month period shall commence when the Executive Chair ceases acting as Executive Chair even if the Executive Chair remains on the Board as a non-employee director.

(d)	Non-disparagement. Subject to Sections 6(k) and 6(l) below, the Executive Chair agrees not to make or publish negative comments or otherwise disparage the Company or any of its affiliates or any of their officers, directors, employees, shareholders, agents or products other than in the good faith performance of the Executive Chair’s duties to the Company during the Executive Chair’s services on the Board by the Company, and the Company agrees that the Company shall direct its executive officers and directors not to make or publish negative comments or otherwise disparage the Executive Chair other than in the good faith performance of their respective duties to the Company while in service thereto, and upon issuing such directive, the Company shall have satisfied its non-disparagement obligation. The foregoing will not be violated by truthful statements in response to legal process, required governmental testimony or filings, or administrative or arbitral proceedings (including, without limitation, depositions in connection with such proceedings).

(e)	Return of Company Property. On the date of the termination of the Executive Chair’s services on the Board for any reason (or at any time prior thereto at the Company’s request), the Executive Chair shall return all property belonging to the Company or its affiliates (including, but not limited to, any Company-provided laptops, computers, cell phones, wireless electronic mail devices or other equipment, or documents and property belonging to the Company).

(f)	Reasonableness Of Covenants. In signing this Agreement, the Executive Chair gives the Company assurance that the Executive Chair has carefully read and considered all of the terms and conditions of this Agreement, including the restraints imposed under this Section 6. Executive Chair agrees that these restraints are necessary for the reasonable and proper protection of the Company and its affiliates and their trade secrets and confidential information and that each and every one of the restraints is reasonable in respect to subject matter, length of time and geographic area, and that these restraints, individually or in the aggregate, will not prevent the Executive Chair from obtaining other suitable employment during the period in which the Executive Chair is bound by the restraints. The Executive Chair agrees that, before providing services, as an employee or consultant, to any entity during the period of time that the Executive Chair is subject to the constraints in Section 6 hereof, the Executive Chair will provide a copy of this Agreement (including, without limitation, this Section 6) to such entity, and the Company shall be entitled to share a copy of this Agreement (including, without limitation, this Section 6) with such entity or any other entity to which the Executive Chair performs services, and such entity shall acknowledge to the Company in writing that it has read this Agreement. The Executive Chair acknowledges that each of these covenants has a unique, very substantial and immeasurable value to the Company and its affiliates and that the Executive Chair has sufficient assets and skills to provide a livelihood while such covenants remain in force. The Executive Chair further covenants that the Executive Chair will not challenge the reasonableness or enforceability of any of the covenants set forth in this Section 6. It is also agreed that each of the Company’s affiliates will have the right to enforce all of the Executive Chair’s obligations to that affiliate under this Agreement and shall be third party beneficiaries hereunder, including without limitation pursuant to this Section 6.

(g)	Cooperation. Upon the receipt of reasonable notice from the Company (including outside counsel), the Executive Chair agrees that during the Executive Chair’s services on the Board and thereafter, the Executive Chair will respond and provide information with regard to matters in which the Executive Chair has knowledge as a result of the Executive Chair’s services on the Board, and will provide reasonable assistance to the Company, its affiliates and their respective representatives in defense of any claims that may be made against the Company or its affiliates, and will provide reasonable assistance to the Company and its affiliates in the prosecution of any claims that may be made by the Company or its affiliates, to the extent that such claims may relate to the period of the Executive Chair’s services on the Board (collectively, the “Claims”). The Company shall reimburse the Executive Chair for all reasonable, out-of-pocket expenses incurred by the Executive Chair in connection with any cooperation provided pursuant to this Section 6(g). Executive Chair agrees that during the Executive Chair’s services on the Board by the Company and thereafter, Executive Chair will promptly inform the Company if the Executive Chair becomes aware of any lawsuits involving Claims that may be filed or threatened against the Company or its affiliates. The Executive Chair also agrees to promptly inform the Company (to the extent that the Executive Chair is legally permitted to do so) if the Executive Chair is asked to assist in any investigation of the Company or its affiliates (or their actions) or another party attempts to obtain information or documents from the Executive Chair (other than in connection with any litigation or other proceeding in which the Executive Chair is a party-in-opposition) with respect to matters the Executive Chair believes in good faith to relate to any investigation of the Company or its affiliates, in each case, regardless of whether a lawsuit or other proceeding has then been filed against the Company or its affiliates with respect to such investigation, and shall not do so unless legally required. During the pendency of any litigation or other proceeding involving Claims, the Executive Chair shall not communicate with anyone (other than the Executive Chair’s spouse, attorneys and tax and/or financial advisors and except to the extent that the Executive Chair determines in good faith is necessary in connection with the performance of the Executive Chair’s duties hereunder) with respect to the facts or subject matter of any pending or potential litigation or regulatory or administrative proceeding involving the Company or any of its affiliates without giving prior written notice to the Company or the Company’s counsel.

(h)	Reformation. If it is determined by a court of competent jurisdiction in any state that any restriction in this Section 6 is excessive in duration or scope or is unreasonable or unenforceable under applicable law, it is the intention of the parties that such restriction may be modified or amended by the court to render it enforceable to the maximum extent permitted by law.

(i)	Tolling. In the event of any violation of the provisions of this Section 6, Executive Chair acknowledges and agrees that the post-termination restrictions contained in this Section 6 shall, to the maximum extent permitted by applicable law, be extended by a period of time equal to the period of such violation, it being the intention of the parties hereto that the running of the applicable post-termination restriction period shall be tolled during any period of such violation.

(j)	Survival Of Provisions. The obligations contained in Section 6 shall survive the termination of the Executive Chair’s services as the Executive Chair or on the Board, as applicable, and shall be fully enforceable thereafter, as applicable.

(k)	DTSA. 18 U.S.C. § 1833(b) provides: “An individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that—(A) is made—(i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.” Nothing in this Agreement is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by 18 U.S.C. § 1833(b). Accordingly, the parties to this Agreement have the right to disclose in confidence trade secrets to federal, state, and local government officials, or to an attorney, for the sole purpose of reporting or investigating a suspected violation of law. The parties also have the right to disclose trade secrets in a document filed in a lawsuit or other proceeding, but only if the filing is made under seal and protected from public disclosure.

(l)	Individual Protections. Notwithstanding anything to the contrary contained herein, no provision of this Agreement will be interpreted so as to impede the Executive Chair (or any other individual) from (i) making any disclosure of relevant and necessary information or documents in any action, investigation, or proceeding relating to this Agreement, or as required by law or legal process, including with respect to possible violations of law, (ii) filing a complaint or charge with any governmental agency, such as the U.S. Equal Employment Opportunity Commission or a state or local fair employment practices agency, (iii) participating, cooperating, or testifying in any action, investigation, or proceeding with, or providing information to, any governmental agency, legislative body or any self-regulatory organization, including, but not limited to, the Department of Justice, the U.S. Securities and Exchange Commission, Congress, and any agency Inspector General, (iv) accepting any U.S. Securities and Exchange Commission awards, or (v) making other disclosures under the whistleblower provisions of federal law or regulation. In addition, nothing in this Agreement or any other agreement or Company policy prohibits or restricts the Executive Chair from initiating communications with, or responding to any inquiry from, any administrative, governmental, regulatory or supervisory authority regarding any good faith concerns about possible violations of law or regulation. The Executive Chair does not need the prior authorization of the Company to make any such reports or disclosures and the Executive Chair will not be required to notify the Company that such reports or disclosures have been made.

(m)	Equitable Relief And Other Remedies. The Executive Chair acknowledges and agrees that the Company’s remedies at law for a breach or threatened breach of any of the provisions of Section 6 would be inadequate and, in recognition of this fact, the Executive Chair agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company, without posting any bond, shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available, without the necessity of showing actual monetary damages or the posting of a bond or other security.

7. Termination. The Board and the Executive Chair may each terminate this Agreement with or without notice. Nothing contained herein or omitted herefrom shall prevent the Board or stockholders of the Company from removing the Executive Chair as permitted under the Company’s certificate of incorporation, bylaws and its Corporate Governance Guidelines, each as amended or modified from time to time, and by applicable law, rule or regulation, including, without limitation, the DGCL.

8. Indemnification. To the fullest extent permitted by applicable law and as provided in the Company’s bylaws, during the Term and for such period thereafter as may be necessary to continue to indemnify the Executive Chair for the Executive Chair’s acts while a director or Executive Chair of the Company in accordance with this Section 8, the Company agrees to defend and indemnify the Executive Chair against and to hold the Executive Chair harmless from any and all claims and liabilities expenses (but excluding disputes arising under this Agreement, and claims asserted by the Company, the Board, of any of the Company’s affiliates) asserted against the Executive Chair for actions taken or omitted to be taken by the Executive Chair in good faith and within the scope of the Executive Chair’s responsibilities as a director, officer or Executive Chair of the Company and its affiliates during the term of this Agreement. The Company shall cause the Executive Chair to be provided coverage under any D&O liability insurance policies that are maintained by the Company from time to time in the same manner as other executive officers and directors of the Company are covered.

9. Third-Party Agreements and Rights. The Executive Chair hereby confirms that the Executive Chair is not bound by the terms of any agreement with any previous employer or other party that restricts in any way the Executive Chair’s use or disclosure of information (other than confidentiality restrictions (if any)) or the Executive Chair’s engagement in the Company’s business. The Executive Chair represents to the Company that the Executive Chair’s execution of this Agreement, the Executive Chair’s services as director of the Company and the performance of the Executive Chair’s proposed duties for the Company shall not violate any obligations the Executive Chair may have to any such previous employer or other party. In the Executive Chair’s services to the Company, the Executive Chair shall not disclose or make use of any information in violation of any agreements with or rights of any such previous employer or other party, and the Executive Chair shall not bring to the premises of the Company any copies or other tangible embodiments of non-public information belonging to or obtained from any such previous employment or other party.

10. Assignment. The Company may assign its rights and obligations under this Agreement without the Executive Chair’s consent to any successor in interest. This Agreement shall inure to the benefit of and be binding upon the Executive Chair and the Company, and each of the Executive Chair’s and the Company’s respective successors, executors, administrators, heirs and permitted assigns; provided that the services provided by the Executive Chair are of a personal nature and the Executive Chair cannot sell, convey, assign, delegate, transfer or otherwise dispose of, directly or indirectly, any of the Executive Chair’s rights or obligations under this Agreement (and any such purported action by the Executive Chair shall be null and void).

11. Severability. If any portion or provision of this Agreement (including, without limitation, any portion or provision of any section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

12. Survival. The provisions of this Agreement shall survive the termination of this Agreement and/or the termination of the Executive Chair’s services on the Board to the extent necessary to effectuate the terms contained herein.

13. Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

14. Notices. Any notices, requests, demands and other communications provided for by this Agreement shall be sufficient if in writing and delivered in person or sent by a nationally recognized overnight courier service or by registered or certified mail, postage prepaid, return receipt requested, to the Executive Chair at the last address the Executive Chair has filed in writing with the Company or, in the case of the Company, at its main offices, attention of the Company’s Chief Legal Officer, with a copy to legal@usare.com.

15. Section 409A. Notwithstanding anything herein to the contrary, (i) if at the time of the Executive Chair’s separation from service with the Company he is a “specified employee” as defined in Section 409A of the Internal Revenue Code (the “Code”) (and any related regulations or other pronouncements there under) and the deferral of the commencement of any payments or benefits otherwise payable as a result of such separation from service is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then the Company will defer the commencement of the payment of any such payments or benefits (without any reduction in such payments or benefits ultimately paid or provided to the Executive Chair) until the date that is six months following his separation from service with the Company (or the earliest date as is permitted under Section 409A of the Code) and (ii) if any other payments of money or other benefits due to the Executive Chair could cause the application of an accelerated or additional tax under Section 409A of the Code, such payments or other benefits will be deferred if deferral will make such payment or other benefits compliant under Section 409A of the Code, or otherwise such payment or other benefits will be restructured, to the extent possible, in a manner, determined by the Company, that does not cause such an accelerated or additional tax. The Company will consult with the Executive Chair in good faith regarding the implementation of the provisions of this Section, provided that the Company will not have any liability to the Executive Chair with respect of the same.

16. Governing Law; Arbitration; Service of Process; Waiver of Jury Trial.

(a)	This Agreement, and all claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by, and enforced exclusively in accordance with, the internal laws of the State of Delaware, including its statutes of limitations.

(b)	The Executive Chair and the Company agree that all claims arising out of or relating to the Executive Chair’s services on the Board, including its termination and the interpretation of this Agreement, and including any claims or disputes related to discrimination or harassment (to the extent permitted by applicable law), shall be resolved exclusively by binding arbitration pursuant to the Federal Arbitration Act (“FAA”). The dispute will be arbitrated in accordance with the rules of the American Arbitration Association (“AAA”) under its existing Employment Arbitration Rules which may be found at http://www.adr.org, and will be held in the State of Delaware. The Company shall bear the cost of the arbitrator’s fee and the arbitration expenses, and each party in the arbitration shall bear her/its own attorneys’ fees and legal costs; provided, however, that if the Executive Chair prevails on a statutory claim that affords the prevailing party attorneys’ fees and costs, the arbitrator may award reasonable attorneys’ fees and costs to the Executive Chair to the extent permissible by applicable law. The parties agree to file any demand for arbitration within the time limit established by the applicable statute of limitations for the asserted claims. Failure to demand arbitration within the prescribed time period shall result in waiver of said claims. For the avoidance of doubt, any claim or dispute of sexual assault or sexual harassment may be pursued by the Executive Chair in arbitration pursuant to this Section 15 or in an appropriate state or federal court having jurisdiction over the claim.

(c)	Each party may be served with process in any manner permitted under Delaware law, or by United States registered or certified mail, return receipt requested.

(d)	BY EXECUTION OF THIS AGREEMENT, THE PARTIES ARE WAIVING ANY RIGHT TO TRIAL BY JURY IN CONNECTION WITH ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED ON THIS AGREEMENT.

17. No Third-Party Beneficiaries. This Agreement is intended solely for the benefit of the parties and the Company’s respective successors and permitted assigns and shall not confer upon any other person any remedy, claim, liability, reimbursement, or other right. The Agreement is not intended and shall not be construed to create any third-party beneficiaries or to provide to any third parties with any remedy, claim, liability, reimbursement, cause of action, or other right or privilege.

18. Entire Agreement. This Agreement (together with all Exhibits attached hereto) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior written and/or oral understandings between the parties with regard to the subject matter hereof. For the avoidance of doubt, all Exhibits attached hereto shall be incorporated into and form a part of this Agreement.

19. Legal Counsel. The Executive Chair expressly acknowledges that the Company has advised the Executive Chair to consult with independent legal counsel of the Executive Chair’s choosing to review and explain to the Executive Chair the legal effect of the terms and conditions of this Agreement prior to the Executive Chair’s signing of this Agreement. The Company agrees to pay directly to the Executive Chair’s counsel reasonable, documented legal fees incurred in connection with the negotiation of this Agreement, up to $10,000.

20. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute one and the same document. Any counterpart may be executed by facsimile or electronic signature and such facsimile or electronic signature shall be deemed an original.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Agreement effective on the date and year indicated above.

USA RARE EARTH, INC.

By:	/s/ Valerie Ford Jacob
Date:	July 19, 2026

MICHAEL BLITZER

By:	/s/ Michael Blitzer
Date:	July 19, 2026

Signature Page to Executive Chair Agreement

Exhibit 10.3

AMENDED AND RESTATED LOCK-UP AGREEMENT

THIS AMENDED AND RESTATED LOCK-UP AGREEMENT (this “Agreement”), dated as of June 3, 2026, is made and entered into by and among USA Rare Earth, Inc., a Delaware corporation (the “Company”), Michael Blitzer, and Barbara Humpton (and together with any person who hereafter becomes a party to this Agreement pursuant to Section 2 or Section 7 of this Agreement, the “Securityholders” and each, a “Securityholder”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Letter of Intent.

WHEREAS, the Company is party to that certain Letter of Intent, dated as of January 25, 2026 (the “Letter of Intent”) by and among the Company and the CHIPS Program Office of the U.S. Department of Commerce (“CPO”), pursuant to which the Company and CPO outlined the terms of the CHIPS direct funding awards and CHIPS loans for the projects described in the Applications (the “Transactions”);

WHEREAS, the Company and the Securityholders are party to that certain Lock-Up Agreement, dated as of January 25, 2026 (the “Existing Agreement”), which the Company and the Securityholders desire to amend and restate in its entirety as set forth in this Agreement;

WHEREAS, as of the date hereof, each Securityholder is the beneficial owner of the securities set forth under their name in Exhibit B attached hereto (the “Initial Shares”); and

WHEREAS, pursuant to the Letter of Intent and in connection with the Transactions, the parties hereto wish to set forth herein certain understandings between such parties with respect to restrictions on transfer of equity interests in the Company.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, each intending to be legally bound hereby, hereby agree as follows:

1. Transfer Restrictions. Subject to the exceptions set forth herein, each Securityholder agrees not to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any of the Initial Shares, any other shares of capital stock of the Company such Securityholder hereinafter beneficially owns (including shares received via earnouts or other mechanisms) (collectively, the “Lock-Up Shares”), or any securities convertible into or exercisable or exchangeable for Lock-Up Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lock-Up Shares, (iii) enter into, renew, amend or increase any margin loan, share-secured loan, derivative transaction, financing arrangement or other agreement under which any Lock-Up Shares are pledged, rehypothecated, subject to a security interest, or otherwise used as collateral, (iv) publicly disclose the intention to do any of the foregoing described in clauses (i)-(iii) or (v) take any action in furtherance of any of the matters described in the foregoing clauses (i)-(iv) (the actions specified in clauses (i)-(v), collectively, “Transfer”) prior to both: (a) for the Round Top Mine Project, achievement of Milestone 1 (Mine Design, Heap Leach Scale-Up, and Favorable Definitive Feasibility Study) set forth in Table I of Exhibit C attached hereto; and (b) for the Stillwater Magnet Project, achievement of Milestone 1 (600 TPA Qualified, 2,400 TPA Demand Validated) set forth in Table II of Exhibit C attached hereto (such period, the “Lock-Up Period”).

2. Permitted Transfers. The restrictions set forth in Section 1 shall not apply to:

(i)	Transfers of any securities other than the (a) Lock-Up Shares and (b) any other equity security of the Company issued or issuable with respect to any securities referenced in clause (a) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off, reorganization or similar transaction;

(ii)	Transfers to the Company’s officers or directors, any affiliate or family member of any of the Company’s officers or directors;

(iii)	In the case of an individual, Transfers to any affiliates or family members of the Securityholder;

(iv)	Transfers to any investment funds or vehicles controlled or managed by the Securityholder or any of its affiliates;

(v)	Transfers by gift to a trust, the beneficiary of which is a person to whom a Transfer would be permitted under Section 2(iii), or to a charitable organization;

(vi)	in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of such individual;

(vii)	in the case of an individual, Transfers pursuant to a qualified domestic relations order;

(viii)	Transfers to a nominee or custodian of a person to whom a Transfer would be permitted under Section 2(iii);

(ix)	Transfers in connection with any legal, regulatory or other order;

(x)	in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(xi)	in the case of an entity, Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

(xii)	the exercise of stock options or warrants to purchase shares of Common Stock or the vesting of stock awards relating to shares of Common Stock and any related Transfer of shares of Common Stock in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (y) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options, warrants or stock awards, or as a result of the vesting of such shares of Common Stock, it being understood that all shares of Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of this Agreement during the Lock-Up Period;

(xiii)	the entry, by the Securityholder, at any time after the consummation of the Transaction, of any trading plan providing for the sale of shares of Common Stock by the Securityholder, which trading plan meets the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); provided, however, that such plan does not provide for, or permit, the sale of any shares of Common Stock during the Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period;

(xiv)	Transfers in the event of the completion of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s securityholders having the right to exchange their shares of Common Stock for cash, securities or other property; provided, that if such liquidation, merger, stock exchange, reorganization or other similar transaction results in the inability of the pre-transaction equity holders to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company, then any securities received by such pre-transaction equity holders shall be considered Lock-Up Shares; and

(xv)	in the case of securities held by any investment funds or vehicles controlled or managed by the Securityholder or any of its affiliates, a distribution of Lock-Up Shares by such fund or vehicle pro rata to its owners for no consideration, it being understood that any such Lock-Up Shares that remain beneficially owned by a Securityholder or a member of such Securityholder’s immediate family following such distribution shall remain Lock-Up Shares subject to this Agreement.

provided, however, that (A) in the case of clauses (ii) through (xi), as a prerequisite to such Transfer, such permitted transferee(s) must enter into a joinder to this Agreement, substantially in the form of Exhibit A hereto, in order to become a “Securityholder” for purposes of this Agreement. For purposes of this Section 2, “immediate family” shall mean a spouse, domestic partner, child (including by adoption), father, mother, brother or sister of the Securityholder, and lineal descendant (including by adoption) of the Securityholder or of any of the foregoing persons.

2

3. Termination. This Agreement shall terminate upon the earlier of (i) the expiration of the Lock-Up Period, (ii) the termination of each of the agreements for the CHIPS loans and the direct funding awards entered into as part of the Transactions and repayment of any and all amounts due thereunder, (iii) the liquidation of the Company and (iv) six (6) months from the date of the Letter of Intent, should the Transactions not be consummated.

4. Prohibited Transfers. In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described therein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Agreement.

5. Beneficial Ownership. Each Securityholder hereby represents and warrants that it does not beneficially own, directly or through its nominees (as determined in accordance with Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder), any shares of capital stock of the Company, or any securities convertible into or exercisable or exchangeable for any capital stock of the Company, other than those securities specified on Exhibit B hereto.

6. Amendment. This Agreement may be amended, supplemented or modified with respect to a Securityholder only by execution of a written instrument signed by the Company and such Securityholder, executed in the same manner as this Agreement and which makes reference to this Agreement.

7. Entire Agreement. This Agreement and the documents or instruments referred to herein embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the parties hereto with respect to the subject matter contained herein.

8. Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the parties hereto, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning party of its obligations hereunder.

9. Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

10. Jurisdiction. Any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body (a “Legal Proceeding”) based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have jurisdiction, in the United States District Court for the District of Delaware and to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such Legal Proceeding, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the Legal Proceeding shall be heard and determined only in any such court, and (iv) agrees not to bring any Legal Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Legal Proceeding, suit or proceeding brought pursuant to this Section 10.

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11. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

12. Counterparts. This Agreement (and any joinder to this Agreement) may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

13. Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

14. Liability. The liability of any Securityholder hereunder is several (and not joint). Notwithstanding any other provision of this Agreement, in no event will any Securityholder be liable for any other Securityholder’s breach of such other Securityholder’s obligations under this Agreement.

15. Amendment and Restatement. This Agreement amends and restates the Existing Agreement in its entirety, and the Company and the Securityholders hereby adopt this Agreement in full substitution of the Existing Agreement.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

USA RARE EARTH, INC.

By:	/s/ Valerie Ford Jacob
Name:	Valerie Ford Jacob
Title:	Chief Legal Officer

[Signature Page to Lock-Up Agreement]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

SECURITYHOLDER:

By:	/s/ Michael Blitzer
Name:	Michael Blitzer

[Signature Page to Lock-Up Agreement]

SECURITYHOLDER:

By:	/s/ Barbara Humpton
Name:	Barbara Humpton

[Signature Page to Lock-Up Agreement]

Exhibit A

[Redacted]

Exhibit B

[Redacted]

Exhibit C

[Redacted]

Exhibit 99.1

USA Rare Earth Announces Leadership Transition

Barbara Humpton to retire and Thras Moraitis to become CEO, both effective October 1, 2026

Michael Blitzer elected Executive Chairman, effective immediately

STILLWATER, Okla., July 20, 2026 — USA Rare Earth, Inc. (Nasdaq: USAR) (“USAR”, “USA Rare Earth”, or the “Company”), announced today that Barbara Humpton will retire as Chief Executive Officer and Board Director on October 1, 2026. USAR’s Board of Directors has named Thras Moraitis, current CEO of the Serra Verde Group (“Serra Verde”) and a highly experienced operator in the rare earths industry, as Ms. Humpton’s successor. Mr. Moraitis will assume the CEO role on October 1, 2026, following the anticipated completion of USAR’s combination with Serra Verde by the end of August. During the interim period, Mr. Moraitis will continue to oversee the combined company’s operations as President.

Michael Blitzer, current Chairman of USAR’s Board and significant shareholder in the Company, has been elected Executive Chairman, effective immediately. Since its public listing, he has played a central role in setting USAR’s strategic direction, anchoring its vision to build a global mine-to-magnet value chain and identifying organic and inorganic growth opportunities. He also helped lead USAR’s efforts to obtain U.S. government financing, including by personally agreeing to restrictions on the transfer of his USAR common stock until certain strategic funding release milestones under the government financing are satisfied.

Ms. Humpton has been instrumental in steering USAR’s mine-to-magnet strategy, overseeing company milestones that have fundamentally transformed the Western critical minerals landscape. Under her leadership, USAR secured landmark public-private partnerships and established a global footprint spanning critical processing, metals, and magnet capabilities. She has also helped establish a culture that attracts the best and brightest minds across the sector.

Mr. Moraitis has served as Chief Executive Officer of Serra Verde since January 2023 and has an unparalleled track record of operational execution, strategic development and transaction leadership in the rare earths sector. Over his tenure, Serra Verde transformed into the only large-scale producer of the four critical magnetic rare earths outside of Asia and a pioneer of the Brazilian rare earths sector. In April 2026, Serra Verde entered into a definitive agreement to combine with USAR, creating a platform to support the first fully integrated, Western mine-to-magnet supply chain. Prior to Serra Verde, Mr. Moraitis served on the Executive Committee of Xstrata, led by CEO Sir Mick Davis, where he and the team grew Xstrata into a US$65B company, ultimately selling it to Glencore in 2013.

“On behalf of the Board of Directors, I want to thank Barbara for her leadership and contributions to USA Rare Earth – including securing landmark public-private agreements, advancing our global mine-to-magnet strategy and building an exceptional portfolio of industry leading assets,” said Michael Blitzer, Executive Chairman of USA Rare Earth’s Board of Directors. “With the Serra Verde combination nearing completion and our overall focus shifting to execution, Barbara and the Board agree this is the right time for a leadership transition. Thras is among a rare group of leaders in this industry, with a proven record of carrying companies through integration and large-scale project execution, honed over his many years helping build Xstrata. He knows what it takes to build an industry champion, and his relentless focus on operational excellence will be invaluable as we ramp to full production and scale. We are confident Thras is the right leader to guide USAR through this pivotal next chapter and deliver lasting value for all our stakeholders.”

“When I joined USAR, I said this work was about being part of a mission that matters: strengthening national security, advancing American industrial competitiveness and building the critical supply chains required for the future,” said Ms. Humpton. “With the close of the Serra Verde transaction approaching and focus shifting to execution, the Board and I agree this is the right time to pass the torch to Thras. I could not be more grateful to the USAR team for what we have built, and the Board and our partners for their collaboration and commitment to those efforts. I look forward to supporting Thras and the team, and watching them execute on the transformative work that lies ahead.”

Mr. Moraitis concluded, “I am honored and excited to take on this role and grateful to Barbara for the strong foundation she has built. Over the past year, under Barbara’s leadership, the company has been transformed into a leading rare earth platform with enormous potential for growth. Through the merger integration preparation, I have become deeply familiar with USAR’s operations across all steps in the value chain, its mission-critical ambitions and the importance of what it is building. Mike, the Board and I are all closely aligned in our vision for USAR: to create a platform comprising all components of the rare earth value chain, with the scale and capabilities to lead this industry globally. The rare earth industry and our customers are facing the unprecedented challenge of building secure, integrated supply chains to power the vital technologies propelling our society forward. Together, with our team and partners around the world, we will rise to this challenge.”

Additional Details About Thras Moraitis

Prior to joining Serra Verde in 2023, Mr. Moraitis served as Chief Development Officer and a member of the Executive Board of EuroChem Group AG. Mr. Moraitis was also a co-founder of X2 Resources, a US$5.6B mining investment fund. He previously served as Group Head of Strategy and Corporate Affairs and as a member of the Executive Committee of Xstrata Plc, where he was responsible for strategic development, post-acquisition integration, leadership development, external affairs and investor relations as well as Xstrata’s technology business. He has been involved in approximately 40 transactions over the course of his career and currently serves as an advisor to Vision Blue Resources. Mr. Moraitis holds an honors BSc in Electrical Engineering, a postgraduate qualification in Computer Science and an MBA.

About Michael Blitzer

Michael Blitzer is a Founder and Managing Partner of Inflection Point, the leading financial sponsor of companies at the intersection of national security, technology, and critical infrastructure. Across eight announced or closed public listings, he has led Inflection Point’s portfolio of strategically important assets, including more than US$5B of capital raised to catalyze growth across the portfolio. He has led billions of dollars in strategic M&A to scale portfolio companies into public leaders in their respective industries. As the financial sponsor and Chairman of USA Rare Earth since its 2025 public listing, Mr. Blitzer has overseen a nearly tenfold increase in market capitalization through M&A and the landmark US$1.6B public-private partnership with the United States Government.

About USA Rare Earth, Inc.

USA Rare Earth, Inc. (Nasdaq: USAR) is building a fully integrated rare earth and permanent magnet value chain across the United States, the United Kingdom, as well as plans for expansion in France and Brazil. Through its ownership of Less Common Metals (LCM), one of the world’s leading producers of rare earth metals and alloys, its magnet manufacturing capacity in Stillwater, Oklahoma, the planned acquisition of the Pela Ema mine in Brazil (subject to closing the Serra Verde Group transaction) and the Round Top deposit in Texas, USA Rare Earth operates across the entire value chain from mining to metal-making, alloy production and neodymium magnet manufacturing. USA Rare Earth is establishing a secure, Western supply of materials essential to the aerospace and defense, semiconductor, energy, data center, physical AI, mobility, healthcare and other key industrial sectors. For more information, visit www.usare.com.

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Forward Looking Statements

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements regarding USAR’s expectations for future development, operations, strategies, transactions and financial performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. Words such as “anticipate,” “can,” “continue,” “could,” “growth,” “may,” “might,” “plan,” “potential,” “project,” “propose,” “should,” “target,” “vision,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

Forward-looking statements are subject to risks and uncertainties and potentially inaccurate assumptions that could cause actual results to differ materially from our expectations, including without limitation: risks that the proposed transactions with Serra Verde Group, Carester SAS and Texas Mineral Resources Corp. may not be consummated on their anticipated timelines or at all; we may not realize the anticipated benefits of our proposed and prior acquisitions, including expected synergies, financial performance, estimated earnings before interest, taxes, depreciation and amortization and, in the case of Serra Verde, integration of operations, on the anticipated timeline or at all; the ability of our magnet manufacturing facility in Stillwater, Oklahoma (the “Stillwater facility”) or other future magnet manufacturing facilities to commence commercial operations on the timing and with the production capacity anticipated or at all; our limited operating history; our ability to commercially extract minerals from the Round Top deposit in Texas on our anticipated timeline or at all; risks that we may experience delays, unforeseen expenses, increased capital costs, and other complications in operating our business; our ability to raise necessary capital on acceptable terms or at all; potential dilution to existing stockholders and adverse effect on our stock price if we issue additional common stock or equity-linked securities; the volatility of our stock price; our ability to satisfy project milestones and other conditions to disbursement under our financing arrangement with the DOC on the anticipated timeline or at all; our dependence on continued governmental support for the DOC financing transactions, which remains subject to changes in laws, regulations, administrations and appropriations; extensive affirmative and negative covenants, domestic content and national security guardrail provisions and ongoing reporting obligations in the DOC financing agreements that restrict our operational and financial flexibility; the risk that defaults under the DOC funding agreements could trigger cross-defaults across our financing arrangements; the impact of the DOC’s equity interest in us on our ability to pursue strategic transactions and on our relationships with customers, suppliers, partners and other counterparties; the availability of rare earth oxide, metal feedstock and other materials, utilities (including power and water) and equipment in quantities and prices that allow us to develop and commercially operate our Stillwater facility and other facilities; our ability to meet individual customer specifications and manufacture a consistently high quality product; fluctuations in demand for and prices of our products, including without limitation as a result of dumping, predatory pricing and other tactics by our competitors or state actors or the overall competitive environment; our ability to achieve positive cash flow or profitability or the ability to access cash flow within our corporate structure due to restrictions contained in our financing agreements; our ability to convert current commercial discussions and/or memorandums of understanding with customers for the sale of our neo magnets and other products into definitive orders; geopolitical developments or disruptions, such as changes in the political environment, export/import or environmental policy of the People’s Republic of China, the United States or other countries in which we operate or sell products or otherwise; limitations imposed on our business by the Chinese government; war, terrorism, natural disasters or public health emergencies; our ability to retain or recruit key personnel; environmental, health and safety regulations; and our ability to comply with requirements for federal, state and local government incentives and financing.

Additional risks and detailed information regarding factors that may cause actual results to differ materially has been and will be included in our filings with the SEC. Any forward-looking statements speak only as of the date of this report (or such other date as is specified in such statements), and USAR undertakes no obligation to update any forward-looking statements as a result of new information or future events or developments, except to the extent required by law.

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Additional Information and Where to Find It

In connection with our business combination with Serra Verde (the “Serra Verde Merger”), USAR filed the Preliminary Proxy Statement and, following SEC review, intends to file a definitive proxy statement (together with any amendments or supplements thereto, the “Proxy Statement”), to be distributed to USAR’s stockholders in connection with USAR’s solicitation of proxies for the vote by USAR’s stockholders with respect to the issuance of USAR common stock as merger consideration and other matters described in the Proxy Statement. SVRE’s shareholders approved the merger by written consent which was delivered concurrently with the signing of the merger agreement and will not receive a proxy statement or prospectus. USAR also plans to file with or furnish to the SEC other relevant documents regarding the Serra Verde Merger. After SEC review of the preliminary proxy statement is completed, the definitive Proxy Statement will be mailed to stockholders of USAR. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH OR FURNISHED TO THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Proxy Statement and other documents containing important information about USAR and the Serra Verde Merger, once such documents are filed with or furnished to the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with or furnished to the SEC by USAR will be available free of charge on USAR’s website at investors.usare.com or by contacting USAR’s Investor Relations department by email at IR@usare.com. The information included on, or accessible through, USAR’s website is not incorporated by reference into this communication.

Participants in the Solicitation

USAR and certain of its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in respect of the Serra Verde Merger.

Information about the directors and executive officers of USAR, including a description of their direct or indirect interests, by security holdings or otherwise, is contained in USAR’s Preliminary Proxy Statement. Any changes in the holdings of USAR’s securities by USAR’s directors or executive officers from the amounts described in the Preliminary Proxy Statement will be reflected in Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”) subsequently filed with the SEC and available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Proxy Statement when available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval on the Serra Verde Merger or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an applicable exemption therefrom.

Investor Contact

JB Lowe

Vice President, Investor Relations

USA Rare Earth, Inc.

ir@usare.com

Media Contact

Collected Strategies

USAR-CS@collectedstrategies.com

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Exhibit 99.2

Subject Line: Leadership Update

Team,

This morning we announced some important news about USA Rare Earth’s leadership, and I am writing to make sure you hear directly from me. As you can read in this press release, I will be retiring as Chief Executive Officer, effective October 1, 2026. I am excited to let you know that Thras Moraitis, current CEO of Serra Verde, will be taking over as CEO of the Company at that time. This transition of leadership will follow the anticipated completion of our combination with Serra Verde, which we expect to close by the end of August. I look forward to working closely with Thras, the Board and the leadership team over the next couple of months to ensure we execute a seamless transition.

From the moment I assumed the CEO role here at USAR, I have been energized by the opportunity to lead work of real consequence. Rare earths are incredibly important for ensuring American national security and economic competitiveness, and it has been my honor to work with this exceptional team to meaningfully advance those efforts.

Our mine-to-magnet strategy has rapidly moved from concept to execution and we have expanded our global footprint across critical processing, metals and magnet capabilities, furthering the readiness and continued buildout of our domestic infrastructure. In a complex sector like this one, each milestone achieved is an essential part of a larger vision. Our collective efforts have been validated in a number of ways, including through the landmark public-private partnership we announced in June with the U.S. Government for up to $1.6 billion, representing the largest of its kind in our industry.

Staying true to that larger vision, our focus is now on the next step: integration, continued operational execution, production scale-up and delivery against key milestones. Thras is a leader who holds deep operating experience and global mining expertise. You might recall hearing from Thras when we first announced the transaction in April. Over the last several months, Thras has developed a strong understanding of USAR’s assets, talent, and the breadth of opportunities that lie ahead for our organization. I am confident he is the right next leader for USAR, and that you will enjoy working with him.

Effective today and as we start working through this transition process, our Board Chairman, Mike Blitzer, has been elected Executive Chairman. Mike has been, and will continue to be, instrumental in shaping our strategy, and he will continue working closely with the company’s executive leadership team to oversee the buildout of our platform.

There is real alignment around the consistent objective to build USA Rare Earth into the rare earths leader for the benefit of the United States and its allies. For our team members, I want to emphasize that this transition does not change the mission that you are helping to advance every day. It is business as usual for us, and critical that we all stay focused on pushing USA Rare Earth forward.

This has been an incredible chapter and I deeply appreciate all of you for your hard work, partnership and camaraderie. I look forward to closing out our time together on a high note, and to supporting Thras and all of you as USA Rare Earth continues executing on the transformative work ahead.

Sincerely,

Barbara

Forward Looking Statements

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements regarding USAR’s expectations for future development, operations, strategies, transactions and financial performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. Words such as “anticipate,” “can,” “continue,” “could,” “growth,” “may,” “might,” “plan,” “potential,” “project,” “propose,” “should,” “target,” “vision,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

Forward-looking statements are subject to risks and uncertainties and potentially inaccurate assumptions that could cause actual results to differ materially from our expectations, including without limitation: risks that the proposed transactions with Serra Verde Group, Carester SAS and Texas Mineral Resources Corp. may not be consummated on their anticipated timelines or at all; we may not realize the anticipated benefits of our proposed and prior acquisitions, including expected synergies, financial performance, estimated earnings before interest, taxes, depreciation and amortization and, in the case of Serra Verde, integration of operations, on the anticipated timeline or at all; the ability of our magnet manufacturing facility in Stillwater, Oklahoma (the “Stillwater facility”) or other future magnet manufacturing facilities to commence commercial operations on the timing and with the production capacity anticipated or at all; our limited operating history; our ability to commercially extract minerals from the Round Top deposit in Texas on our anticipated timeline or at all; risks that we may experience delays, unforeseen expenses, increased capital costs, and other complications in operating our business; our ability to raise necessary capital on acceptable terms or at all; potential dilution to existing stockholders and adverse effect on our stock price if we issue additional common stock or equity-linked securities; the volatility of our stock price; our ability to satisfy project milestones and other conditions to disbursement under our financing arrangement with the DOC on the anticipated timeline or at all; our dependence on continued governmental support for the DOC financing transactions, which remains subject to changes in laws, regulations, administrations and appropriations; extensive affirmative and negative covenants, domestic content and national security guardrail provisions and ongoing reporting obligations in the DOC financing agreements that restrict our operational and financial flexibility; the risk that defaults under the DOC funding agreements could trigger cross-defaults across our financing arrangements; the impact of the DOC’s equity interest in us on our ability to pursue strategic transactions and on our relationships with customers, suppliers, partners and other counterparties; the availability of rare earth oxide, metal feedstock and other materials, utilities (including power and water) and equipment in quantities and prices that allow us to develop and commercially operate our Stillwater facility and other facilities; our ability to meet individual customer specifications and manufacture a consistently high quality product; fluctuations in demand for and prices of our products, including without limitation as a result of dumping, predatory pricing and other tactics by our competitors or state actors or the overall competitive environment; our ability to achieve positive cash flow or profitability or the ability to access cash flow within our corporate structure due to restrictions contained in our financing agreements; our ability to convert current commercial discussions and/or memorandums of understanding with customers for the sale of our neo magnets and other products into definitive orders; geopolitical developments or disruptions, such as changes in the political environment, export/import or environmental policy of the People’s Republic of China, the United States or other countries in which we operate or sell products or otherwise; limitations imposed on our business by the Chinese government; war, terrorism, natural disasters or public health emergencies; our ability to retain or recruit key personnel; environmental, health and safety regulations; and our ability to comply with requirements for federal, state and local government incentives and financing.

Additional risks and detailed information regarding factors that may cause actual results to differ materially has been and will be included in our filings with the SEC. Any forward-looking statements speak only as of the date of this report (or such other date as is specified in such statements), and USAR undertakes no obligation to update any forward-looking statements as a result of new information or future events or developments, except to the extent required by law.

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Additional Information and Where to Find It

In connection with our business combination with Serra Verde (the “Serra Verde Merger”), USAR filed the Preliminary Proxy Statement and, following SEC review, intends to file a definitive proxy statement (together with any amendments or supplements thereto, the “Proxy Statement”), to be distributed to USAR’s stockholders in connection with USAR’s solicitation of proxies for the vote by USAR’s stockholders with respect to the issuance of USAR common stock as merger consideration and other matters described in the Proxy Statement. SVRE’s shareholders approved the merger by written consent which was delivered concurrently with the signing of the merger agreement and will not receive a proxy statement or prospectus. USAR also plans to file with or furnish to the SEC other relevant documents regarding the Serra Verde Merger. After SEC review of the preliminary proxy statement is completed, the definitive Proxy Statement will be mailed to stockholders of USAR. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH OR FURNISHED TO THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Proxy Statement and other documents containing important information about USAR and the Serra Verde Merger, once such documents are filed with or furnished to the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with or furnished to the SEC by USAR will be available free of charge on USAR’s website at investors.usare.com or by contacting USAR’s Investor Relations department by email at IR@usare.com. The information included on, or accessible through, USAR’s website is not incorporated by reference into this communication.

Participants in the Solicitation

USAR and certain of its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in respect of the Serra Verde Merger.

Information about the directors and executive officers of USAR, including a description of their direct or indirect interests, by security holdings or otherwise, is contained in USAR’s Preliminary Proxy Statement. Any changes in the holdings of USAR’s securities by USAR’s directors or executive officers from the amounts described in the Preliminary Proxy Statement will be reflected in Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”) subsequently filed with the SEC and available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Proxy Statement when available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval on the Serra Verde Merger or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an applicable exemption therefrom.

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Exhibit 99.3

Subject Line: USA Rare Earth’s Next Chapter

Dear future colleagues,

Following Barbara’s note to the team earlier today, I wanted to reach out to introduce myself; to thank Barbara for what she has brought to the company; and to express my excitement at the opportunity we have to write the next chapter of the company’s story. I have had the chance to meet some of you in person and on our various integration calls, and others will have seen my name following the announcement of the Serra Verde transaction.

I grew up in South Africa – a country with a storied mining history – and my whole career has been shaped by the global minerals and metals industry. I began as a young engineer in the South African deep-level gold mines, following which I was part of a small team which invented the microchip-based detonator, still widely in use in mining globally. Early on in my career I was fortunate to work with wonderfully generous mentors, who nudged me towards the strategic and operational side of the business. One of those is Sir Mick Davis, who will also join USAR’s Board, and I was privileged to join the team he led, which grew Xstrata Plc from a $500M business into a $65B multinational mining and metals major. This was a decade-long ride of sheer excitement and extraordinary outcomes, fueled by our conviction about a once-in-a-generation industrialization of China.

Based on a similar conviction about the future demand for rare earths, and a burning desire to make a difference by working with exceptional people to provide the vital elements for critical technologies that will underpin the development of our society, I joined Serra Verde in 2023. Since then, our team has steered it into the only scaled producer of all four magnetic earths outside Asia, establishing its position as a strategic asset in the new, emerging value chains.

The next step in Serra Verde’s strategy was to leverage our first-mover advantage to integrate downstream through to magnets, thereby ensuring our rare earth elements reach their end-use markets securely and reliably. It was in that context that I met Mike Blitzer and Barbara – who were pursuing the identical strategy in the opposite direction – up the value chain. There was an immediate meeting of minds, and a belief that combining USA Rare Earth and Serra Verde would accelerate the creation of the first truly integrated player from mine to magnet and beyond.

Having spent significant time with USA Rare Earth over the last few months, I have seen firsthand the strength of your world-class assets and the highly capable teams advancing them. The speed with which you have put the company on the international map from a humble start is breathtaking. Following completion of the transaction, the combined company will be positioned to capture boundless opportunity in this critical emerging industry; not only supplying the materials to create our future world but also enabling the development of many global industries whose ambitions are otherwise constrained by a lack of reliable supply.

This is a pivotal moment for USA Rare Earth’s platform. My and Barbara’s top priority is ensuring this transition is as seamless as possible. We must enter a period of thoughtful integration and focused execution, and Barbara and I will work in tandem to ensure a smooth transition. This hand-off is a testament to our shared dedication to USAR’s mission.

I am deeply grateful for Barbara’s partnership and the strong foundation she has built, leaving a lasting impact both on this company and the overall industry. She has elevated the Company’s global profile and secured the investments that have enabled a series of monumental acquisitions and growth initiatives.

My intention is to continue that momentum. Our immediate focus will be on integrating the assets that have been acquired, specifically bringing Serra Verde and the Pela Ema mine’s capabilities into USA Rare Earth’s fold, and unlocking the potential of another strategic asset, LCM. At the same time, we need to continue scaling operationally to meet our commitments and milestones across our value chain. It is wonderful to have the opportunity once more to work with exceptional teams to build a company of global scale and deliver long-term growth in value, while transforming an entire industry in support of our society’s technological evolution.

Rare earths sit at the center of the vital technologies and supply chains that will define the decades to come, including renewable energy, semiconductors, medical devices, defense systems and new forms of transportation. Few companies anywhere are as well positioned to lead as this one. That is a responsibility I don’t take lightly, and it is one I am energized to take on alongside all of you. I look forward to meeting many more of you in the coming weeks, hearing your ideas, and getting to work on what lies ahead together.

Sincerely,

Thras

Forward Looking Statements

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements regarding USAR’s expectations for future development, operations, strategies, transactions and financial performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. Words such as “anticipate,” “can,” “continue,” “could,” “growth,” “may,” “might,” “plan,” “potential,” “project,” “propose,” “should,” “target,” “vision,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

Forward-looking statements are subject to risks and uncertainties and potentially inaccurate assumptions that could cause actual results to differ materially from our expectations, including without limitation: risks that the proposed transactions with Serra Verde Group, Carester SAS and Texas Mineral Resources Corp. may not be consummated on their anticipated timelines or at all; we may not realize the anticipated benefits of our proposed and prior acquisitions, including expected synergies, financial performance, estimated earnings before interest, taxes, depreciation and amortization and, in the case of Serra Verde, integration of operations, on the anticipated timeline or at all; the ability of our magnet manufacturing facility in Stillwater, Oklahoma (the “Stillwater facility”) or other future magnet manufacturing facilities to commence commercial operations on the timing and with the production capacity anticipated or at all; our limited operating history; our ability to commercially extract minerals from the Round Top deposit in Texas on our anticipated timeline or at all; risks that we may experience delays, unforeseen expenses, increased capital costs, and other complications in operating our business; our ability to raise necessary capital on acceptable terms or at all; potential dilution to existing stockholders and adverse effect on our stock price if we issue additional common stock or equity-linked securities; the volatility of our stock price; our ability to satisfy project milestones and other conditions to disbursement under our financing arrangement with the DOC on the anticipated timeline or at all; our dependence on continued governmental support for the DOC financing transactions, which remains subject to changes in laws, regulations, administrations and appropriations; extensive affirmative and negative covenants, domestic content and national security guardrail provisions and ongoing reporting obligations in the DOC financing agreements that restrict our operational and financial flexibility; the risk that defaults under the DOC funding agreements could trigger cross-defaults across our financing arrangements; the impact of the DOC’s equity interest in us on our ability to pursue strategic transactions and on our relationships with customers, suppliers, partners and other counterparties; the availability of rare earth oxide, metal feedstock and other materials, utilities (including power and water) and equipment in quantities and prices that allow us to develop and commercially operate our Stillwater facility and other facilities; our ability to meet individual customer specifications and manufacture a consistently high quality product; fluctuations in demand for and prices of our products, including without limitation as a result of dumping, predatory pricing and other tactics by our competitors or state actors or the overall competitive environment; our ability to achieve positive cash flow or profitability or the ability to access cash flow within our corporate structure due to restrictions contained in our financing agreements; our ability to convert current commercial discussions and/or memorandums of understanding with customers for the sale of our neo magnets and other products into definitive orders; geopolitical developments or disruptions, such as changes in the political environment, export/import or environmental policy of the People’s Republic of China, the United States or other countries in which we operate or sell products or otherwise; limitations imposed on our business by the Chinese government; war, terrorism, natural disasters or public health emergencies; our ability to retain or recruit key personnel; environmental, health and safety regulations; and our ability to comply with requirements for federal, state and local government incentives and financing.

Additional risks and detailed information regarding factors that may cause actual results to differ materially has been and will be included in our filings with the SEC. Any forward-looking statements speak only as of the date of this report (or such other date as is specified in such statements), and USAR undertakes no obligation to update any forward-looking statements as a result of new information or future events or developments, except to the extent required by law.

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Additional Information and Where to Find It

In connection with our business combination with Serra Verde (the “Serra Verde Merger”), USAR filed the Preliminary Proxy Statement and, following SEC review, intends to file a definitive proxy statement (together with any amendments or supplements thereto, the “Proxy Statement”), to be distributed to USAR’s stockholders in connection with USAR’s solicitation of proxies for the vote by USAR’s stockholders with respect to the issuance of USAR common stock as merger consideration and other matters described in the Proxy Statement. SVRE’s shareholders approved the merger by written consent which was delivered concurrently with the signing of the merger agreement and will not receive a proxy statement or prospectus. USAR also plans to file with or furnish to the SEC other relevant documents regarding the Serra Verde Merger. After SEC review of the preliminary proxy statement is completed, the definitive Proxy Statement will be mailed to stockholders of USAR. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH OR FURNISHED TO THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Proxy Statement and other documents containing important information about USAR and the Serra Verde Merger, once such documents are filed with or furnished to the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with or furnished to the SEC by USAR will be available free of charge on USAR’s website at investors.usare.com or by contacting USAR’s Investor Relations department by email at IR@usare.com. The information included on, or accessible through, USAR’s website is not incorporated by reference into this communication.

Participants in the Solicitation

USAR and certain of its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in respect of the Serra Verde Merger.

Information about the directors and executive officers of USAR, including a description of their direct or indirect interests, by security holdings or otherwise, is contained in USAR’s Preliminary Proxy Statement. Any changes in the holdings of USAR’s securities by USAR’s directors or executive officers from the amounts described in the Preliminary Proxy Statement will be reflected in Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”) subsequently filed with the SEC and available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Proxy Statement when available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval on the Serra Verde Merger or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an applicable exemption therefrom.

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Cautionary Note Regarding Forward Looking Statements

Certain matters discussed in this communication are or contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements concerning the following: the Transaction, the expected timing and completion of the Transaction and the expected benefits of the Transaction including anticipated financial results and synergies; USAR’s financing arrangement with the U.S. Department of Commerce (the “DOC”); USAR’s proposed acquisition of Serra Verde Group (“Serra Verde”); USAR’s business plans, strategy, goals and prospects, USAR’s plans for and prospects of its other acquisitions, investments and other business development activities, including the announced Carester SAS (“Carester”) transaction and other statements regarding USAR’s expectations for future development, operations, strategies, transactions and financial performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. Words such as “aim,” “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “growth,” “intend,” “may,” “might,” “plan,” “potential,” “project,” “propose,” “should,” “target,” “vision,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

Forward-looking statements are subject to risks and uncertainties and potentially inaccurate assumptions that could cause actual results to differ materially from expectations, including without limitation: risks that the Transaction, or the proposed transactions with Serra Verde and Carester, may not be consummated on their anticipated timelines or at all; USAR may not realize the anticipated benefits of the Transaction, or its other proposed and prior acquisitions, including expected synergies, financial performance, estimated earnings before interest, taxes, depreciation and amortization and, in the case of Serra Verde, integration of operations, on the anticipated timeline or at all; the ability of USAR’s magnet manufacturing facility in Stillwater, Oklahoma (the “Stillwater facility”) or other future magnet manufacturing facilities to commence commercial operations on the timing and with the production capacity anticipated or at all; USAR’s limited operating history; USAR’s ability to commercially extract minerals from the Round Top deposit in Texas on USAR’s anticipated timeline or at all; risks that USAR may experience delays, unforeseen expenses, increased capital costs, and other complications in operating its business; USAR’s ability to raise necessary capital on acceptable terms or at all; potential dilution to existing stockholders and adverse effect on USAR’s stock price if it issues additional common stock or equity-linked securities; the volatility of USAR’s stock price; USAR’s ability to satisfy project milestones and other conditions to disbursement under its financing arrangement with the DOC on the anticipated timeline or at all; USAR’s dependence on continued governmental support for the DOC financing transactions, which remains subject to changes in laws, regulations, administrations and appropriations; extensive affirmative and negative covenants, domestic content and national security guardrail provisions and ongoing reporting obligations in the DOC financing agreements that restrict USAR’s operational and financial flexibility; the risk that defaults under the DOC funding agreements could trigger cross-defaults across USAR’s financing arrangements; the impact of the DOC’s equity interest in USAR on USAR’s ability to pursue strategic transactions and on its relationships with customers, suppliers, partners and other counterparties; the availability of rare earth oxide, metal feedstock and other materials, utilities (including power and water) and equipment in quantities and prices that allow USAR to develop and commercially operate its Stillwater facility and other facilities; USAR’s ability to meet individual customer specifications and manufacture a consistently high quality product; fluctuations in demand for and prices of USAR’s products, including without limitation as a result of dumping, predatory pricing and other tactics by its competitors or state actors or the overall competitive environment; USAR’s ability to achieve positive cash flow or profitability or the ability to access cash flow within its corporate structure due to restrictions contained in its financing agreements; USAR’s ability to convert current commercial discussions and/or memorandums of understanding with customers for the sale of its neo magnets and other products into definitive orders; geopolitical developments or disruptions, such as changes in the political environment, export/import or environmental policy of the People’s Republic of China, the United States or other countries in which USAR operates or sells products or otherwise; war, terrorism, natural disasters or public health emergencies; USAR’s ability to retain or recruit key personnel; environmental, health and safety regulations; and USAR’s ability to comply with requirements for federal, state and local government incentives and financing.

Additional risks and detailed information regarding factors that may cause actual results to differ materially has been and will be included in both USAR’s and TMRC’s filings with the SEC. Any forward-looking statements speak only as of the date of this communication (or such other date as is specified in such statements), and neither USAR nor TMRC undertake any obligation to update any forward-looking statements as a result of new information or future events or developments, except to the extent required by law.

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Additional Information and Where to Find It

In connection with the Transaction, USAR filed with the SEC a registration statement on Form S-4 (as amended on June 23, 2026, and declared effective by the SEC on June 29, 2026, the “Registration Statement”) which contained (i) a proxy statement of TMRC distributed to TMRC’s stockholders in connection with TMRC’s solicitation of proxies for the vote by its stockholders with respect to the Transaction and other matters described in the Registration Statement and (ii) a prospectus of USAR for the issuance of USAR common stock in the Transaction. TMRC and USAR filed the Definitive Proxy Statement/Prospectus with the SEC on June 29, 2026. TMRC first mailed the Definitive Proxy Statement to its stockholders on June 29, 2026. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH OR FURNISHED TO THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders are able to obtain free copies of the Definitive Proxy Statement/Prospectus and other documents containing important information about USAR, TMRC and the Transaction through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with or furnished to the SEC by USAR are available free of charge on USAR’s website at investors.usare.com or by contacting USAR’s Investor Relations department by email at IR@usare.com. Copies of the documents filed with or furnished to the SEC by TMRC are available free of charge at www.sec.gov or by contacting TMRC’s Investor Relations department by email at amarchese@tmrcorp.com. The information included on, or accessible through, USAR or TMRC’s website is not incorporated by reference into this communication.

Participants in Solicitation

USAR, TMRC and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.

Information about the directors and executive officers of USAR and TMRC, including a description of their direct or indirect interests, by security holdings or otherwise, is contained, or incorporated by reference, in the Definitive Proxy Statement/Prospectus. Additional information about the directors and executive officers of USAR, including a description of their direct or indirect interests, by security holdings or otherwise, is contained in USAR’s definitive proxy statement on Schedule 14A, filed with the SEC on April 23, 2026, which is available free of charge at the SEC’s website at www.sec.gov, and at the following URL: https://www.sec.gov/Archives/edgar/data/1970622/000121390026047155/ea0287130-01.htm.

Any changes in the holdings of USAR’s securities by USAR’s directors or executive officers or in the holdings of TMRC’s securities by TMRC’s directors or executive officers from the amounts described in their respective Form 10-Ks will be reflected in Statements of Changes in Beneficial Ownership on Form 4 or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 subsequently filed with the SEC and available at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval on the Transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an applicable exemption therefrom.

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